Exhibit 99.2

A GLOBAL LEADER IN RESOURCE STEWARDSHIP Financial report 2011

Tembec
Financial Report 2011

1
Message to Shareholders

4
Management’s Discussion and Analysis

52
Management Responsibility

53
Independent Auditors’ Report

54
Consolidated Financial Statements

95
Directors and Officers

96
Shareholder Information

Design: Communications DG4 Inc.
Printing: Transcontinental Direct Montréal

Cover: Printed on 10pt. FSC-certified Kallima® Coated
Cover C1S Plus, manufactured by Tembec’s Temiscaming,
Quebec coated bleached board mill.
Interior: Printed on 70 lb. text FSC-certified Mohawk®
Beckett Expression Radiance, manufactured using pulp
from Tembec’s Skookumchuck, British Columbia mill.

TEMBEC INC.
©2011 All rights reserved
Printed in Canada

Message
to Shareholders

The financial results for 2011 were below expectations due to low prices for some of the Company’s key products and further strengthening of the Canadian dollar. Nevertheless, this was an important year as the Company made important strides toward its ongoing repositioning. The objective of this process is to raise the overall margins and reduce the volatility of earnings through a combination of focused capital investments and targeted transactions. Ultimately, the Company will reduce its dependency on high commodity prices to generate acceptable rates of return.

Health and safety performance continued to improve, with the Company’s Occupational Safety and Health Administration (OSHA) incident rate improving by 25% between 2010 and 2011. This reflects an ongoing multi-year plan designed to raise levels of awareness, communications and accountability. Health and safety is the top priority throughout Tembec, from frontline employees to the President and Chief Executive Officer. The objective is to be an industry leader in this critical area.

EBITDA was $95 million for the year versus $132 million for the previous year. Market conditions were very favorable for the Company’s Specialty and Commodity Dissolving Pulp and NBSK businesses. However, conditions weakened for the High-Yield Pulp business and remained weak for the ForestProducts business. The Paper results strengthened in the year with the newsprint business accounting for most of the improvement.

In the previous year, the Company placed significant focus on the balance sheet achieving both an extension of term debt maturities until 2018 and debt reduction. In 2011, the asset- based loan was replaced with maturity in 2016. With the debt portion of the balance sheet in good shape, and with strong liquidity, the Company can now focus on the repositioning of its asset base.

Last year, the Company indicated that a Business Improvement Plan (BIP) had been developed with the objective of achieving first or second quartile cost position for all of its assets. Within the BIP, priorities have been established to drive capital investment strategy and a dominant theme has emerged. A large portion of the investment will be in the Company’s specialty dissolving pulp assets where margins are higher and more predictable. Also, a large portion of the overall BIP will focus on green energy investments, which will involve high return projects with low cash flow volatility. Again, the objective is to improve the overall margins and returns for shareholders and reduce the vulnerability to swings in product prices.

INVESTMENTS

Consistent with the above-mentioned strategy, the Company has launched several energy capital projects in 2011. In addition to these projects, some basic reinvestment in the existing asset base has taken place with the objective of improving equipment reliability and productivity. These investments will continue for the next two years and will lead to improved operating results beginning in mid-2012.

The Company commenced a new turbine project at the specialty dissolving pulp mill in Tartas, France, to produce approximately 8 megawatts of green electricity generated by biomass. This $21 million project will increase EBITDA at this facility by $8 million per year and position the mill to be one of the lowest cost facilities in this sector. The project is forecasted to start up in July 2012.

A $25 million methane biogas reactor project was started at the Matane, Quebec, high-yield pulp mill. This project received grants from the province of Quebec and the Federal Government totalling $24 million, making the net capital cost to the Company $1 million. The project will eliminate the need to burn oil at this facility to dry pulp, improving EBITDA by $6 million per year. This is also forecasted to start up in July 2012.

The Company’s Board of Directors has approved a major energy investment at its specialty dissolving pulp mill in Temiscaming, Quebec, to produce green electricity from waste liquor. This $190 million project will involve the installation of a high pressure liquor recovery boiler and an electrical turbine, which will result in the production of 40 megawatts of electricity and 5,000 tonnes of additional specialty dissolving pulp. The project should generate $42 million of incremental EBITDA and position this facility to also be among the lowest cost producers. This project is conditional upon signing a purchase power agreement with Hydro Quebec, which is expected to be finalized in the March 2012 quarter.

Tembec Financial Report 2011 1

Message to Shareholders

Also under evaluation is the expansion of specialty dissolving pulp production in Temiscaming, Quebec. A study is underway to determine the feasibility of adding 30,000 tonnes of additional pulp capacity and 10 megawatts of additional electricity generation. This study is expected to be completed in 2012.

Forest Products
The lumber business remained extremely challenging in 2011. The primary reason was the continued slump in housing starts in the U.S., which averaged just over a half million for the year, approximately a third of the normalized levels. Declining housing values and highly accommodating monetary policy created very affordable housing conditions. However, this did very little to stimulate the demand for new homes. Tight credit conditions, high unemployment and extremely high foreclosure rates persisted throughout the year, stifling demand for new home construction.

There were some bright spots in the lumber market. Shipments of Canadian lumber to China continued at a record pace during the year pulling significant volume out of the North American market and providing partial relief to the excess supply. Canadian housing starts were robust in 2011, providing solid demand conditions in Canada, particularly for Eastern Canadian producers. While these two markets provided some mitigation for the poor U.S. market, prices remained below profitable levels.

It is anticipated that the U.S. housing market will take several more years to recover to normalized levels. Banks will have to process and resell the high volume of homes still in the foreclosure pipeline. A meaningful reduction in unemployment will likely take several more years to achieve. As conditions improve, it is expected that new home construction will follow and demand for lumber will improve.

Canada and the United States entered into a Softwood Lumber Agreement (SLA) in 2006, which imposed an export tax on shipments to the U.S., and for some provinces, limitations (quotas) on volumes shipped. The majority of both Canadian and U.S. lumber producers believe it is in their best interest for the SLA to be extended until October 2015 pursuant to the extension clause in the agreement, and as a result, the Canadian and U.S. Governments are expected to take steps to ratify this extension.

Dissolving Pulp
Fiscal 2011 was a very good year for both the specialty and commodity dissolving pulp markets. Specialty dissolving pulp demand was very strong in the previous year and carried over into 2011, creating conditions that allowed for significant price increases.

Specialty dissolving pulp is a highly technical product designed for individual customers in very technical applications. There are significant barriers to enter into this business that include capital costs of equipment and technical expertise. Most of the business in this sector is done under long-term contracts with periodic price negotiations. In 2011, as prices were negotiated, substantial increases were obtained by specialty pulp producers as the prevalent conditions were significantly in favor of producers.

The long-term outlook for specialty dissolving pulp appears very positive with various segments of the customer base forecasting growth in the range of 2-6% per year. The three largest producers are contemplating capacity expansion to meet this growth in demand, with some projects officially announced and others under study. Normally, growth in supply in a sector of this size can create imbalances if too much product is brought into the market too quickly. However, this business is in a unique situation where specialty pulp capacity can be swung to produce the commodity grade keeping the specialty markets in balance. Commodity dissolving pulp mills cannot easily swing into the specialty grades.

Demand for the commodity dissolving pulp also dramatically increased during the year due to the convergence of unusual global conditions and steady growth in demand. This caused a spike in spot prices to record levels.

Over the last several years, Viscose Staple Fibre (VSF) capacity has expanded to satisfy the growing demand for rayon, particularly in the emerging markets. The demand for commodity dissolving pulp, which is the main raw material for VSF, has grown proportionately. Shortages in cotton supply, caused by floods and drought in various producing regions around the globe, began in 2010 and carried over into mid-2011, causing cotton prices to spike. These high cotton prices, coupled with strong demand fundamentals in the VSF market, caused global VSF prices to spike, which in turn pushed commodity dissolving prices to record highs. In the second half of 2011, the markets for cotton, VSF and commodity dissolving pulp have rebalanced and prices have fallen although they remain at profitable levels. The medium to long-term demand outlook for VSF and commodity dissolving pulp is projected to be positive. Significant pulp capacity expansion projects have been announced to supply this growing market.

Tembec Financial Report 2011 2

Message to Shareholders

The near-term and long-term fundamentals for the specialty dissolving pulp market are ver y positive, and prices will likely increase in 2012. The commodity grade is expected to experience a well supplied market over the next year, with prices falling from 2011 levels. The Company will further reduce its sales into the commodity market in 2012 in order to satisfy the growing needs of customers in the specialty markets.

Paper Pulp
The medium and long-term demand for paper pulps is forecasted to be very positive, driven by growing demand in the emerging markets. Over the past two decades, non-integrated paper, paperboard and tissue capacity has been built in these markets where there is a significant deficit of wood fiber supply. In the case of China, this has caused very large increases in imports of pulp, recovered paper and wood chips. Non- integrated paper capacity now makes up 32% of the total global production as compared to approximately 20% two decades ago. The growth in global pulp demand and the increase in non-integrated capacity is expected to continue.

As a result of the growing demand and wood fiber deficit in the emerging markets, cost structures are changing around the world. The price of recovered paper in the developed market has increased significantly as the emerging markets target these supply regions for procurement at the same time while the volumes of recovered paper have been declining. Coinciding with this trend, the demand for imported hardwood chips into China, as well as growing demand in other parts of the world, has driven hardwood chip prices to record highs. This is shifting the cost structure of much of the global pulp and paper industry, exacerbated by the weakening of the US dollar. In the long term, this trend will favor companies with stable fiber costs.

Slow economic growth in the developed economies and global credit issues had an effect on paper pulp demand in 2011.

This caused a decline in all paper pulp prices in the second half of 2011. It is expected that, due to limitations to growth in supply of softwood paper pulp and the cost structure of this sector, prices will recover early in 2012.

Most of the Company’s paper pulp capacity is in the hardwood high-yield pulp sector. This product experienced a decline earlier in 2011 due to the start-up of new capacity in China. This product is influenced by the fundamentals of the hardwood markets, which will take longer to recover as compared to the softwood pulp market.

Paper
The Company’s focus in the paper sector has been in the coated bleached board and newsprint businesses. The North American paperboard business has been stable allowing for relatively high operating rates and reasonable pricing levels. The weak U.S. economy will likely have some effect on demand, but no significant changes are anticipated in operating rates or price.

The newsprint business continues to be a sector in steady decline in North America. The decline in demand has been mitigated by a combination of temporary and permanent capacity closures and increased offshore exports. However, these measures have not been enough to raise prices to a profitable level for a large number of North American operations. This has been evident by the severe financial challenges faced by large producers in this sector. Further capacity reductions will be required to restore the profitability of this business to sustainable levels.

SUMMARY

The Company’s Management and Board of Directors are focused on the implementation of the Strategic Plan. While a number of initiatives have been completed, significant steps remain in the repositioning of Tembec to reach our goal of higher margins and more stable earnings. While this is occurring, the Company will remain focused on cost reductions, operational excellence and becoming a world class health and safety organization.

JAMES M . LOPEZ	JAMES V. CONTINENZA
President and Chief Executive Officer	Chairman of the Board

Tembec Financial Report 2011 3

Management’s
Discussion and Analysis
as at November 30, 2011

The Management’s Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.’s financial performance during the fiscal year ended September 24, 2011, as compared to the fiscal year ended September 25, 2010. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 24, 2011. All references to quarterly or Company information relate to Tembec Inc.’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies.

The MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect”, and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in this MD&A is as at November 30, 2011. Disclosure contained in this document is current to that date, unless otherwise stated.

Throughout the MD& A, “Tembec” or “Company” means Tembec Inc. and its consolidated subsidiaries. Prior to December 2010, Tembec’s operations consisted of five reportable business segments: Forest Products, Pulp, Paper, Chemicals and Corporate. During the December 2010 quarter, the Company reorganized its internal reporting structure. Subsequent to the organizational changes, the Pulp segment was divided into two segments: Dissolving and Chemical Pulp, and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of Chemicals sales are related to by-products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. Comparative prior year segment information has been restated to conform with the new segment presentation. On September 24, 2011, the Company had approximately 4,250 employees, as compared to 4,300 at the end of the prior fiscal year. The Company operated manufacturing facilities in Quebec, Ontario, British Columbia, the state of Ohio as well as in Southern France. Principal facilities are described in the subsequent sections of the MD&A.

4 Tembec Financial Report 2011

Management’s Discussion and Analysis

2011 vs. 2010

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)
	2010	2011
Sales	1,877	1,743
Freight and sales deductions	234	237
Lumber export taxes	10	13
Cost of sales	1,426	1,324
SG&A	73	72
Share-based compensation	2	2
EBITDA	132	95
Depreciation and amortization	56	45
Other items	13	1
Operating earnings	63	49
Interest, foreign exchange and other	51	32
Exchange loss (gain) on long-term debt	(27)	1
Earnings before income taxes and non-controlling interest	39	16
Income tax expense (recovery)	(15)	19
Non-controlling interest	2	–
Net earnings (loss) and comprehensive earnings (loss)	52	(3)
Basic and diluted earnings (loss) in dollars per share	0.52	(0.03)

Total assets (at year-end)	1,104	1,107
Total long-term debt (at year-end) (1)	288	289
Total long-term financial liabilities (at year-end)	480	459
(1) includes current portion

CONSOLIDATED SALES	CONSOLIDATED SALES BY SEGMENT
(in millions of dollars)	(in millions of dollars)

Tembec Financial Report 2011 5

Management’s Discussion and Analysis

EBITDA BY SEGMENT	FINANCIAL PERFORMANCE
(in millions of dollars)

SALES
(in millions of dollars)
			Total	Price	Volume & mix
	2010	2011	variance	variance	variance
Forest Products	434	471	37	(10)	47
Dissolving and Chemical Pulp	830	693	(137)	71	(208)
High-Yield Pulp	395	378	(17)	(53)	36
Paper	348	339	(9)	6	(15)
Corporate	5	7	2	–	2
	2,012	1,888	(124)	14	(138)
Less: internal sales	(135)	(145)	(10)
Sales	1,877	1,743	(134)

Sales decreased by $134 million as compared to fiscal 2010. Currency was unfavourable as the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in the prior year. Forest Products segment sales increased by $37 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $137 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales decreased by $17 million due to lower prices, as higher shipments partially offset the decline. Paper segment sales decreased by $9 million due to lower shipments, partially offset by higher prices.

In terms of geographical distribution, the U.S. remained the Company’s principal market with 34% of consolidated sales in fiscal 2011, as compared to 31% in the prior year. Canadian sales represented 18% of sales, as compared to 20% in the prior year. Sales outside of the U.S. and Canada represented the remaining 48% in fiscal 2011, as compared to 49% a year ago.

6 Tembec Financial Report 2011

Management’s Discussion and Analysis

EBITDA
(in millions of dollars)
			Total	Price	Cost & volume
	2010	2011	variance	variance	variance
Forest Products	(10)	(46)	(36)	(10)	(26)
Dissolving and Chemical Pulp	120	138	18	71	(53)
High-Yield Pulp	47	(4)	(51)	(53)	2
Paper	(2)	28	30	6	24
Corporate	(23)	(21)	2	–	2
	132	95	(37)	14	(51)

EBITDA declined by $37 million over the prior year. Forest Products segment EBITDA declined by $36 million due to higher costs and lower prices. Dissolving and Chemical Pulp segment EBITDA increased by $18 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA decreased by $51 million due to lower prices. Paper segment EBITDA increased by $30 million on a combination of higher prices and lower costs. Corporate expenses for the current year include a charge of $2 million relating to share-based compensation, unchanged from the prior year.

OPERATING EARNINGS (LOSS)
(in millions of dollars)
					Depreciation &	Other
			Total	EBITDA	amortization	items
	2010	2011	variance	variance	variance	variance
Forest Products	(24)	(63)	(39)	(36)	3	(6)
Dissolving and Chemical Pulp	105	120	15	18	9	(12)
High-Yield Pulp	37	(14)	(51)	(51)	–	–
Paper	(12)	25	37	30	–	7
Corporate	(43)	(19)	24	2	(1)	23
	63	49	(14)	(37)	11	12

The Company generated operating earnings of $49 million compared to operating earnings of $63 million in fiscal 2010.

The Forest Products segment generated an operating loss of $63 million in fiscal 2011, compared to an operating loss of $24 million in fiscal 2010. In addition to the previously noted decline in EBITDA, the segment’s current year results include a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also includes a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, British Columbia. The prior year included a $2 million gain related to land sales. Depreciation expense declined by $3 million as the continued difficult market conditions led to relatively low capital expenditures.

Tembec Financial Report 2011 7

Management’s Discussion and Analysis

The Dissolving and Chemical Pulp segment generated operating earnings of $120 million during the most recently completed fiscal year, compared to operating earnings of $105million a year ago. In addition to the previously noted $18 million improvement in EBITDA, depreciation expense decreased by $9 million, primarily as a result of the sale of two pulp mills that occurred in early May of fiscal 2010. In the prior year, this segment had recorded a gain of $12 million relating to the sale of the aforementioned pulp mills.

The High-Yield Pulp segment generated an operating loss of $14 million during the most recently completed fiscal year, compared to operating earnings of $37 million a year ago. The decline in EBITDA accounted for the weaker operating results.

The Paper segment generated operating earnings of $25million compared to an operating loss of $12 million in the prior year. Besides the previously noted increase in EBITDA, the segment’s prior year results had absorbed a charge of $7million relating to the permanent closure of the Pine Falls, Manitoba, newsprint facility.

Corporate expenses decreased by $24 million. The prior year results included a non-recurring charge of $12 million relating to the St. Francisville, Louisiana, coated paper mill. The mill property and equipment were sold in April 2009. A portion of the consideration included two US $5 million interest-bearing notes. In January 2010, the purchaser filed for protection under the U.S. Bankruptcy Code. Subsequently, the assets were sold at auction. Based on the amount of the winning bid, it was unlikely that the Company would recover any portion of the interest-bearing notes. As a result, the Company recorded a charge of $12 million. The aforementioned amount included accrued interest as well as certain other unsecured claims. The current year results include a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also includes a $3million gain related to the sale of its hydro-electric generating facilities located in Smooth Rock Falls, Ontario.

8 Tembec Financial Report 2011

Management’s Discussion and Analysis

Segment Review – 2011 vs. 2010

FOREST PRODUCTS
(in millions of dollars)
	2010	2011
Total sales	434	471
Consolidated sales	346	375
EBITDA	(10)	(46)
EBITDA margin on total sales	(2.3)%	(9.8)%
Depreciation and amortization	16	13
Other items	(2)	4
Operating loss	(24)	(63)
Identifiable assets (excluding cash)	241	264

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Company’s Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group’s main objective is the optimization of the flow of timber into various manufacturing units. As the Company’s forest activity in Canada is conducted primarily on Crown lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2011, the Company’s operations harvested and delivered 3.9 million cubic metres of timber versus 3.2 million cubic metres in 2010. Additional supply of approximately 0.9 million cubic metres was secured mainly through purchases and exchanges with third parties, compared to 0.7 million cubic metres in the prior year.

The Forest Products segment includes operations located in Quebec, Ontario and British Columbia. The segment focuses on three main product areas: SPF lumber, specialty wood and engineered wood. The SPF lumber operations can produce approximately 1.6 billion board feet of lumber. The specialty wood operations can annually produce 30 million board feet of hardwood lumber and 20 million square feet of hardwood flooring. The Company’s engineered wood operations consist of two finger joint lumber operations, which were idle for all of fiscal 2010 and fiscal 2011.

Tembec Financial Report 2011 9

Management’s Discussion and Analysis

The following summarizes the annual operating level or capacity of each facility by product group:

SPF LUMBER	mbf
Stud lumber - La Sarre, QC	160,000
Stud lumber - Senneterre, QC	150,000
Stud lumber - Cochrane, ON	170,000
Stud lumber - Kapuskasing, ON	105,000
Random lumber - Béarn, QC	110,000
Random lumber - Chapleau, ON	135,000
Random lumber - Timmins, ON	100,000
Random lumber - Hearst, ON	160,000
Random lumber - Canal Flats, BC (1)	180,000
Random lumber - Elko, BC (1)	270,000
Finger joint lumber - Cranbrook, BC	25,000
1,565,000

SPECIALTY WOOD	mbf
Hardwood lumber - Huntsville, ON	30,000

thousand square ft.
Flooring - Huntsville, ON / Toronto, ON	20,000

ENGINEERED WOOD	mbf
Engineered finger joint lumber - La Sarre, QC	60,000
Engineered finger joint lumber - Kirkland Lake, ON	30,000
90,000

(1) The Elko and Canal Flats sawmills rely on the Cranbrook planer mill to dry and dress 80,000 mbf of lumber.

10 Tembec Financial Report 2011

Management’s Discussion and Analysis

The segment is dominated by SPF lumber, which represented 85% of building material sales in fiscal 2011, compared to 83% in the prior year. The volume of SPF lumber sold in fiscal 2011 increased by 121 million board feet or 15%. Shipments were equal to 57% of capacity, up from 49% in fiscal 2010. In response to very low lumber demand, the Company continued to reduce production by curtailing operations at several facilities for either indefinite or temporary periods. The split between Eastern/Western shipments was 62/38 as compared to 56/44 a year ago. The Eastern sawmills produced more lumber in fiscal 2011. US $ reference prices for random lumber were up by US $23 per mbf while stud lumber decreased by US $1 per mbf. Currency more than offset the increase in selling prices as the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in fiscal 2010. The net result was a $12 per mbf price decrease from a year ago.

Specialty wood represented 15% of building material sales in fiscal 2011, down from 17% in the prior year. The decline was due to higher SPF sales as absolute levels of specialty wood sales were relatively unchanged. Prices were also unchanged year-over-year.

There were no engineered wood sales in fiscal 2011. The two finger joint facilities were idle for all of fiscal 2010 and fiscal 2011.

The Forest Products segment produced and shipped approximately 1.1 million tonnes of wood chips in fiscal 2011, 85% of which were directed to the Company’s pulp and paper operations. In 2010, the segment produced 1.1 million tonnes and shipped 91% of this volume to the pulp and paper mills. The internal transfer price of wood chips is based on current and expected market transaction prices.

Total sales for this segment reached $471 million, an increase of $37 million over the prior year. After eliminating internal sales, the Forest Products segment generated 22% of Company consolidated sales, up from 18% in the prior year. The segment’s main market is North America, which represented 94% of consolidated sales in fiscal 2011, compared to 98% in the prior year.

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2010	2011	2010	2011		2010	2011
SPF lumber (mbf)	255	283	786.8	907.9		324	312
Specialty wood
Pine and hardwood (mbf)	6	6	9.4	9.5		638	632
Hardwood flooring (000 square ft)	47	45	9.5	9.1		4,947	4,945
	53	51
Engineered wood
Engineered finger joint lumber (mbf)	–	–	–	–		–	–
Total building materials	308	334
Wood chips, logs and by-products	126	137
Total sales	434	471
Internal wood chips and other sales	(88)	(96)
Consolidated sales	346	375

Tembec Financial Report 2011 11

Management’s Discussion and Analysis

QUARTERLY PRICES – WESTERN SPF MILL NET	QUARTERLY PRICES – EASTERN SPF DELIVERED
(US $ per mbf)	(US $ per mbf)

MARKETS

The benchmark random length Western SPF (#2 and better) lumber net price averaged US $263 per mbf in 2011, an increase from US $240 per mbf in 2010. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) increased from US $327 per mbf to US $350 per mbf in 2011. The Company considers these to be relatively low levels, approximately US $40 to US $50 below normal trend line prices for random lumber. The reference price for stud lumber decreased slightly with the Eastern average lumber price (delivered Great Lakes) down from US $315 per mbf to US $314 per mbf, a level approximately US $70 to US $80 per mbf below trend line prices. The low prices were driven by a very weak U.S. housing market. Housing starts in the U.S., on a seasonally adjusted basis, averaged 577,000 units in fiscal 2011, a decrease over the 592,000 units in fiscal 2010. These remain well below the 2 million unit mark experienced in the 2004-2006 period and the +1.0 million average that would be more indicative of normal market conditions. While the Company recognized several years ago that U.S. housing starts could not maintain the 2 million unit per year run rate, and that a degree of market correction would likely occur at some point, the severity and extent of the correction had not been anticipated. The negative effects of the sub-prime mortgage difficulties, the latter having fuelled the strong demand in 2004-2006, have been much greater in terms of impact and duration than originally foreseen.

12 Tembec Financial Report 2011

Management’s Discussion and Analysis

In addition to difficult market conditions, the Company’s financial performance continued to be impacted by export taxes on lumber shipped to the U.S. Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. Beginning on that date, the Company’s Eastern Canadian sawmills, located in Quebec and Ontario, were subject to export quota limitations and 5% export tax on lumber shipped to the U.S. In April2009, the effective tax on Eastern lumber shipments increased from 5% to 15% as a result of an arbitration decision relating to alleged over-shipments of lumber between January2007 and June2007. During fiscal2010, the Eastern Canadian sawmills’ export tax rate declined to 10% in the month of June and returned to 15% in the month of August. The SLA provides that during periods of relatively high prices, as was the case during the early summer months, the export tax rate declines. In fiscal2010, the average rate on all shipments to the U.S. was 14.1% and the total cost was $4million. During fiscal2011, a second arbitration penalty of approximately 1% was imposed on Eastern lumber shipments beginning in March2011. However, the first arbitration penalty of 10% expired in June2011. Overall, the average rate on all Eastern lumber shipments to the U.S. was 11.7% and the total cost was $6 million. The increase in cost was caused by higher shipments to the U.S., which more than doubled year-over-year.

As to the Company’s two Western sawmills, which are both located in British Columbia, they are currently subject to a 15% export tax, but shipments are not quota limited. Under certain circumstances, the tax may be increased to 22.5%, which was not the case in either fiscal 2010 or fiscal 2011. During fiscal 2010, the Western Canadian sawmills’ export tax rate declined to 0% in the month of June and returned to 15% in the month of August. Similarly to what had occurred for the Eastern Canadian sawmills, higher prices led to the reduction in the export tax rate. In fiscal 2010, the average rate on shipments to the U.S. was 11.6% and the total cost was $6 million. During fiscal 2011, the average rate on shipments to the U.S was 15% and the total cost was $7 million.

Tembec Financial Report 2011 13

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes EBITDA variances by major element:

				Variance - favourable (unfavourable)
		Export	Mill	Inventory NRV
(in millions of dollars)	Price	taxes	costs	adjustments	Other	TOTAL
SPF lumber	(10)	(3)	(12)	(10)	1	(34)
Specialty wood	–	–	(1)	–	–	(1)
Engineered wood	–	–	–	–	–	–
Other segment items	–	–	–	–	(1)	(1)
	(10)	(3)	(13)	(10)	–	(36)

In fiscal 2011, EBITDA was negative $46 million compared to negative EBITDA of $10 million in the prior year. SPF lumber EBITDA declined by $34 million. In addition to the previously noted decrease in selling prices and higher export taxes on lumber shipped to the U.S., the sawmills absorbed significantly higher cost of sales. Sawmill manufacturing costs increased by $11 million. The current year absorbed higher costs of $12 million, primarily for timber. In the prior year, the segment had benefited from an $11 million favourable adjustment to the carrying values of logs and lumber inventories compared to a favourable adjustment of $1 million in the current year. Specialty wood EBITDA decreased by $1 million due to higher costs. Engineered wood results were unchanged as both plants remained idle for the entire year. The EBITDA margin to total sales was negative 9.8% compared to negative 2.3% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2010	2011	(unfavourable)
EBITDA	(10)	(46)	(36)
Depreciation and amortization	16	13	3
Other items	(2)	4	(6)
Operating loss	(24)	(63)	(39)

The Forest Products segment generated an operating loss of $63 million in fiscal 2011, compared to an operating loss of $24million in fiscal 2010. Depreciation expense continued to trend downwards primarily as a result of relatively low fixed asset additions. In view of operating rates that are approximately 50%, capital expenditures have only averaged $8million per year over the last three years. The segment’s current year results include a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also includes a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, British Columbia. The prior year included a $2million gain related to land sales.

14 Tembec Financial Report 2011

Management’s Discussion and Analysis

DISSOLVING AND CHEMICAL PULP
(in millions of dollars)
	2010	2011
Total sales - Pulp	737	600
Total sales - Chemicals	93	93
Total sales	830	693
Consolidated sales	816	681
EBITDA	120	138
EBITDA margin on total sales	14.4%	19.9%
Depreciation and amortization	27	18
Other items	(12)	–
Operating earnings	105	120
Identifiable assets (excluding cash)	444	437

The Dissolving and Chemical Pulp segment consists of three market pulp manufacturing facilities. The facilities are divided into two main types. Two dissolving pulp mills produce specialty and commodity dissolving pulps. The remaining facility produces chemical softwood kraft paper pulp (NBSK). During fiscal 2010, the Company also owned two kraft paper pulp mills located in Southern France. The two pulp mills, with an annual capacity of 565,000 tonnes, were sold in May 2010.

The two dissolving pulp mills can produce approximately 310,000 tonnes per year. The softwood kraft mill has an annual capacity of 270,000 tonnes. The specialty dissolving pulp produced at the two dissolving pulp mills is a high purity cellulose utilized in a wide variety of specialized products such as pharmaceuticals, food additives, and industrial chemicals. T he Temiscaming dissolving pulp mill also produces “commodity” dissolving pulp, which is utilized in the production of viscose staple fibre, which in turn is used to produce rayon for the textile industry. The Tartas mill also produced specialized fluff pulp, which is utilized in the production of sanitary products. The production of specialized fluff pulp was discontinued in September 2011.

The two dissolving pulp mills generate lignin as a by-product of the sulphite process, which is sold to third parties. The Temiscaming mill also includes a facility that produces ethanol as a by-product that is also sold to third parties.

The segment also includes a stand-alone resin business, which produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming, Longueuil, and Trois-Pistoles. The Company also operates a fourth facility located in Toledo, Ohio, which manufactures powder and liquid amino-resins. The chemical business also purchases and resells pulp mill by-product chemicals from third parties.

The following summarizes the annual operating level or capacity of each facility:

DISSOLVING PULP	tonnes
Specialty and commodity dissolving pulp
- Temiscaming, QC	160,000
Specialty dissolving pulp - Tartas, France	150,000
310,000

SOFTWOOD KRAFT PULP
Softwood kraft - Skookumchuck, BC	270,000

CHEMICALS
Resin and related products	170,000
Lignin	190,000
Ethanol (million litres)	12.1

Tembec Financial Report 2011 15

Management’s Discussion and Analysis

Dissolving pulp shipments represented 53% of segment shipments in fiscal 2011, compared to 35% in the prior year. The increase in percentage was not due to higher shipments, but rather to a decline in chemical paper pulp shipments as a result of the sale of two kraft pulp mills. Dissolving pulp sales as a percentage of total segment pulp sales increased from 48% to 68% due to previously noted shipment impact and significant price increase.

Chemical paper pulp represented 47% of segment shipments in fiscal 2011, compared to 65% in the prior year. The volume of chemical paper pulp shipped in fiscal 2011 declined by 278,700 tonnes. In May 2010, the Company completed the sale of two kraft pulp mills and related operations located in Southern France. In the prior fiscal year, the two mills had shipped 272,500 tonnes of pulp, generating sales of $191million and EBITDA of $19 million.

Total 2011 pulp shipments of 507,300 tonnes include 15,300 tonnes of softwood kraft pulp consumed by the Company’s paperboard operations as compared to 17,700 tonnes in the prior year.

Total sales for the Dissolving and Chemical Pulp segment were $693 million, a decrease of $137 million from the prior year. After eliminating internal sales, the Dissolving and Chemical Pulp segment generated 39% of Company consolidated sales, down from 43% in the prior year. The Dissolving and Chemical Pulp segment is a global business. In 2011, 64% of consolidated pulp sales were generated outside of Canada and the U.S., as compared to 66% in the prior year.

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2010	2011	2010	2011		2010	2011
Dissolving pulps
Specialty dissolving (tonnes)	238	311	189.2	209.5		1,258	1,484
Commodity dissolving (tonnes)	83	85	62.1	52.4		1,337	1,622
Specialty fluff (tonnes)	28	9	35.1	8.1		798	1,111
	349	405	286.4	270.0
Chemical paper pulps
Softwood kraft (tonnes)	293	195	381.4	237.3		768	822
Hardwood kraft (tonnes)	91	–	134.6	–		676	–
	384	195	516.0	237.3
Total dissolving and chemical pulp sales	733	600	802.4	507.3
Chemicals
Resin and related products (tonnes)	54	55	58.8	55.2		918	996
Lignin (tonnes)	30	29	123.3	131.5		243	221
Ethanol (000 litres)	8	7	9.9	8.9		808	787
	92	91
Other sales	5	2
Total sales	830	693
Internal pulp sales	(14)	(12)	(17.7)	(15.3)
Consolidated sales	816	681

16 Tembec Financial Report 2011

Management’s Discussion and Analysis

MARKETS

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Sales offices are maintained in Toronto, Canada; Dax, France; and Beijing, China.

The shipments to capacity ratio for dissolving pulp was at 87% in fiscal 2011 versus 89% in the prior year. These are relatively high percentages, which reflect strong demand and favourable market conditions. The decrease in shipment ratio was due to a decrease of 16,400 tonnes in dissolving pulp shipments. This was due to the Company’s objective of focusing on “specialty” or higher purity dissolving pulps and reducing its exposure to commodity and fluff pulps. Specialty dissolving pulps have a lesser yield, which in turn reduces the production capacity of the two mills. During fiscal 2010 and 2011, both mills operated at full rates and no downtime was taken for market conditions. The strong market conditions led to higher US dollar and euro prices, which more than offset the negative currency impact of a weaker US dollar. Pricing for specialty dissolving increased by $226 per tonne, commodity grade dissolving increased by $285 per tonne and specialty fluff increased by $313 per tonne on average. The favourable market conditions also kept inventory levels of finished pulp below 30 days for most of the year and ending fiscal 2011 at only 22 days of supply.

The shipments to capacity ratio for chemical paper pulp was 88% in fiscal 2011 versus 84% in the prior year. The 88% level is also reflective of favourable market conditions, as the mill operated at full capacity and no downtime was taken for market conditions. The strong market led to higher US dollar prices as the benchmark NBSK pulp price (delivered U.S.) increased by US $66 per tonne and the benchmark NBSK pulp price (delivered China) increased by US $77 per tonne. This more than offset the negative impact of the weaker US dollar and prices increased by $27 per tonne year-over-year. The $54 per tonne increase for softwood kraft shown in the table includes a positive mix variance as fiscal 2011 no longer includes sales from the French mills, which had traditionally sold their pulp for less than the Skookumchuck mill. The favourable market conditions also kept inventory levels of finished pulp below 20days for most of the year. Fiscal 2011 inventory of NBSK ended the year at only six days, as year-end coincided with the annual maintenance shutdown. This level does not allow for effective customer service and will need to be increased in the first quarter of fiscal 2012.

QUARTERLY PRICES – DISSOLVING PULP	QUARTERLY PRICES – NBSK
(US $ per tonne)	(US $ per tonne)

Tembec Financial Report 2011 17

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes EBITDA variances by major element:

	Variance - favourable (unfavourable)
					Foreign
				Inventory	exchange
			Mill	NRV	impact
(in millions of dollars)	Price	Freight	costs	adjustments	on costs	Other	TOTAL
Dissolving pulps	66	(1)	(33)	2	3	4	41
Chemical paper pulps	6	(3)	–	(1)	–	(3)	(1)
Chemicals	(1)	–	–	–	–	–	(1)
Other segment costs	–	–	–	–	–	(21)	(21)
	71	(4)	(33)	1	3	(20)	18

Fiscal 2011 EBITDA was $138 million compared to $120million in the prior year. The previously noted increases in pulp selling prices increased EBITDA by $72 million. Higher freight and shipping costs reduced EBITDA by $4 million. Manufacturing costs at the two dissolving pulp mills increased by $33million. Higher fibre, chemicals and supplies costs caused the majority of the increase. The mills produced more “specialty” dissolving pulp grades, which have lower yields and are more costly to produce. Costs were also impacted by an increase in maintenance downtime. During fiscal 2011, the three pulp mills incurred 30,200 tonnes of maintenance downtime compared to 14,100 tonnes in the prior year. The translation of the euro costs of the French dissolving pulp mill decreased the Canadian dollar equivalent costs by $3 million. The $21million unfavourable variance in the “Other” category relates to the sale of two kraft pulp mills and related operations located in Southern France. The mills were sold part way through the prior year and had contributed $19 million to fiscal 2010 reported EBITDA.

The two North American pulp mills purchased approximately 845,000 bone dry tonnes of wood chips in fiscal 2011, down from 873,000 in the prior year. Of this amount, approximately 67% was supplied by the Forest Products segment, compared to 69% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations. The pulp mill located in Southern France purchased 308,000 bone dry tonnes of wood in fiscal 2011 as compared to 307,000 tonnes in the prior year. The fibre is sourced from many private landowners.

Overall, higher pr ices were partially offset by higher manufacturing costs, which led to EBITDA margins of 19.9% compared to 14.4% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2010	2011	(unfavourable)
EBITDA	120	138	18
Depreciation and amortization	27	18	9
Other items	(12)	–	(12)
Operating earnings	105	120	15

The Dissolving and Chemical Pulp segment generated operating earnings of $120 million during the most recently completed fiscal year, compared to operating earnings of $105 million in the prior year. In addition to the previously noted increase in EBITDA, the segment depreciation expense declined by $9 million. The sale of two pulp mills located in Southern France in May 2010 accounted for a significant portion of the decline in depreciation expense. In the prior year, the Company had recorded a gain of $12 million related to the sale of the aforementioned pulp mills.

18 Tembec Financial Report 2011

Management’s Discussion and Analysis

HIGH-YIELD PULP
(in millions of dollars)
	2010	2011
Total sales	395	378
Consolidated sales	367	348
EBITDA	47	(4)
EBITDA margin on total sales	11.9%	(1.1)%
Depreciation and amortization	10	10
Operating earnings (loss)	37	(14)
Identifiable assets (excluding cash)	213	174

The High-Yield Pulp segment consists of three market pulp manufacturing facilities. High-yield pulps are produced with a combination of mechanical and chemical processes. The Company produces hardwood grades made from maple, aspen and birch. High-yield pulps have a lower tensile and tear strength than kraft pulps, but they offer advantages on bulk and opacity. They compete against other hardwood or “short fibre” grades, with Bleached Eucalyptus Kraft (BEK) being the most prominent.

The following summarizes the annual operating level or capacity of each facility:

HIGH-YIELD PULP	tonnes
Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000
TOTAL	805,000

Total 2011 shipments of 664,300 tonnes include 57,500 tonnes of high-yield pulp consumed by the Company’s paperboard operations as compared to 56,700 tonnes in the prior year.

Total sales for the High-Yield Pulp segment were $378 million, a decrease of $17 million from the prior year. After eliminating internal sales, the High-Yield Pulp segment generated 20% of Company consolidated sales, unchanged from the prior year. The High-Yield Pulp segment is more export oriented than the other business segments within the Company. In 2011, 99% of consolidated pulp sales were generated outside of Canada and the U.S., as compared to 98% in the prior year. China alone accounted for 49% of sales compared to 57% in the prior year.

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2010	2011	2010	2011		2010	2011
Hardwood high-yield	395	378	615.6	664.3		642	569
Internal sales	(28)	(30)	(56.7)	(57.5)		494	522
Consolidated sales	367	348	558.9	606.8		657	573

Tembec Financial Report 2011 19

Management’s Discussion and Analysis

MARKETS

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Sales offices are maintained in Toronto, Canada; Dax, France; and Beijing, China.

The shipments to capacity ratio for high-yield pulp was at 83% versus 76% in the prior year. These are relatively low percentages, which are not indicative of a strong market. Fiscal2010 began with weak prices and demand. As a result, the Company idled the Chetwynd mill for 110 days, resulting in 67,200 tonnes of market downtime. The mill was restarted in January 2010 as demand and pricing were on an upturn. By summer, prices were more than $100 per tonne higher than at the beginning of the fiscal year. The average selling price for third party sales was $657 per tonne. Inventory levels of finished goods ended the prior fiscal year at 26 days, indicative of a relatively balanced market. However, as fiscal 2011 began, new high-yield pulp capacity was started in China, which had a negative impact on the market in terms of pricing. The effect was grade specific to high-yield pulp as other hardwood grades, such as BEK, were not as severely impacted. As the fiscal year progressed, prices continued to decline, compounded by a stronger Canadian dollar, which averaged US $1.013 in fiscal2011, a 5.5% increase versus the prior year. The combined effect reduced prices by approximately $100 per tonne during the fiscal year. The average selling price for third party sales was $573 per tonne, a decrease of $84 per tonne from the prior year average. Inventory levels ended the year at 15days of supply. The abnormally low level of inventory was related to a labour strike that occurred at the Matane mill in the second half of fiscal 2011. The impact of the strike is analysed in the section that follows.

QUARTERLY PRICES – HIGH-YIELD
(US $ per tonne)

20 Tembec Financial Report 2011

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes EBITDA variances by major element:

	Variance - favourable (unfavourable)
					Inventory
		Mix &	Freight	Mill	NRV
(in millions of dollars)	Price	volume	and SGA	costs	adjustments	Other	TOTAL
High-yield pulps	(53)	(6)	5	5	(4)	2	(51)

Fiscal 2011 EBITDA was negative $4 million compared to positive $47million in the prior year. The previously noted decrease in pulp selling prices decreased EBITDA by $53million. While costs were relatively unchanged across the combined three mills, there were significant variances at individual mills. At Chetwynd, the mill had experienced significant downtime in the prior year. In addition to the previously noted 110-day market curtailment, the mill lost 29days in June2010 related to a fire at the mill site. In fiscal2011, the mill experienced “full” operations and production increased by 85,600 tonnes. Cost of manufacturing improved by $18 million year-over-year. The opposite effect occurred at the Matane mill. In the prior year, the mill had experienced “full”operations. In the most recent year, a labour strike began in May 2011 and resulted in 127days of downtime before the mill resumed operations in mid-September 2011. The mill produced 102,200tonnes less than in the prior year and its costs increased by $12 million.

The three pulp mills purchased approximately 682,800 bone dry tonnes of wood chips in fiscal 2011, up from 621,100 in the prior year. Of this amount, approximately 19% was supplied by the Forest Products segment, compared to 14% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations.

Overall, lower prices reduced profitability with a negative EBITDA margin of 1.1% compared to a positive margin of 11.9% in the prior year.

The following summarizes operating results variances by major element: Variance

			favourable
(in millions of dollars)	2010	2011	(unfavourable)
EBITDA	47	(4)	(51)
Depreciation and amortization	10	10	–
Operating earnings (loss)	37	(14)	(51)

The High-Yield Pulp segment generated an operating loss of $14 million during the most recently completed fiscal year, compared to operating earnings of $37 million in the prior year. The previously noted decrease in EBITDA led to the weaker operating results.

Tembec Financial Report 2011 21

Management’s Discussion and Analysis

PAPER
(in millions of dollars)
	2010	2011
Consolidated sales	348	339
EBITDA	(2)	28
EBITDA margin	(0.6)%	8.3%
Depreciation and amortization	3	3
Other items	7	–
Operating earnings (loss)	(12)	25
Identifiable assets (excluding cash)	123	119

The Paper segment currently includes two paper manufacturing facilities with a total of three paper machines. The mill located in Kapuskasing, Ontario, produces newsprint on two machines. The facility located in Temiscaming, Quebec, produces multiply coated bleached board on one machine. The board mill is partially integrated with a high-yield pulp mill and also consumes pulp manufactured by the Company at its British Columbia paper pulp mill. In late fiscal2010, the Company announced the permanent closure of the Pine Falls, Manitoba, newsprint mill, removing 185,000tonnes of newsprint capacity. A third newsprint machine at the Kapuskasing mill with an annual capacity of 90,000tonnes has been idle for several years and is no longer included in the capacity figures. The total capacity of the Paper segment is now 420,000tonnes. Prior to April2010, the Paper segment also included the financial results of a hydro-electric dam located in Smooth Rock Falls, Ontario. The dam was sold on March 29, 2011.

The following summarizes the products and operating level or capacity of each facility:

COATED BLEACHED BOARD	tonnes
Temiscaming, QC	180,000

NEWSPRINT
Kapuskasing, ON	240,000

TOTAL	420,000

Coated bleached board shipments represented 42% of Paper segment shipments in fiscal 2011, unchanged from the prior year. As a percentage of total segment sales, coated bleached board represented 57% of sales compared to 59% in the prior year.

Newsprint shipments represented 58% of Paper segment shipments in fiscal 2011, unchanged from the prior year. In terms of total segment sales, newsprint represented 42% of sales compared to 40% in the prior year.

Sales for the Paper segment totalled $339 million, as compared to $348 million in the prior year. The segment generated 19% of Company consolidated sales, the same as in fiscal 2010. The focus of the paper business is North America, which accounted for 92% of consolidated sales in 2011, compared to 95% in the prior year. The U.S. alone accounted for 74% of sales in fiscal 2011, unchanged from the prior year.

22 Tembec Financial Report 2011

Management’s Discussion and Analysis

		Sales		Shipments			Selling prices
		($ millions)		(000 units	)		($ / unit)
	2010	2011	2010	2011		2010	2011
Coated bleached board (rolls and sheets)	204	194	173.0	165.2		1,179	1,174
Newsprint	141	143	236.0	228.5		597	626
Electricity sales	3	2
Consolidated sales	348	339	409.0	393.7

MARKETS

The benchmark for coated bleached board (16 point) averaged US $1,150 per short ton in fiscal 2011, a US $98 per short ton increase over the prior year. A favourable pricing trend was supported by good market demand. The benchmark began the year at US $1,110 per short ton. It increased to US $1,150 in October 2010 and remained at that level for the next 12months. The shipments to capacity ratio for coated bleached board was 92% in fiscal 2011 compared to 96% in the prior year. These high percentages reflect the very strong market fundamentals of the North American coated bleached board market over the last two years. The small decrease in ratio was due to inventory reduction in the prior year as production volumes cannot sustain a ratio above 95%. The board mill operated at “full” capacity in both fiscal 2010 and fiscal 2011, with no market downtime taken in either year. While US $ reference prices increased, the impact was offset by the negative currency impact of the stronger Canadian dollar. As a result, Canadian dollar prices were relatively unchanged year-over-year. Inventory levels at year-end were at 52 days. This is a normal level given the product sales mix, which includes both rolls and sheets.

The benchmark newsprint grade (48.8 gram – East Coast) averaged US $640 per tonne in fiscal 2011, a US $67 per tonne increase over the prior year. The increase was due to improved pricing that occurred in the latter half of fiscal 2010. The benchmark began the current year at US $638 per tonne. It increased to US $640 per tonne in October 2010 and remained at that level for the next 12 months. The shipments to capacity ratio for newsprint was 69% as compared to 46% in the prior year. The increase in the ratio was not due to increased shipments as they declined by 7,500 tonnes year-over-year. It was caused by a 185,000 tonnes capacity reduction related to the permanent closure of the Pine Falls newsprint mill that was announced at the end of the prior fiscal year. The relatively low ratios are a reflection of the relatively weak North American newsprint market. In response to continued declines in demand, the Company continued to curtail production. A newsprint machine at the Kapuskasing mill remained idle for the entire year, removing approximately 91,000tonnes of production. This compares to 273,000 tonnes in the prior year, which included the same machine in Kapuskasing and the entire capacity of the idled mill in Pine Falls, which was removed from the current year figures as a result of its closure. While US $ reference prices increased by US $67 per tonne, the impact was partially offset by the negative impact of the stronger Canadian dollar. As a result, Canadian dollar prices increased by $29 per tonne. Inventory levels at year-end were at 14 days, a normal level for the newsprint mill.

QUARTERLY PRICES – COATED BLEACHED BOARD	QUARTERLY PRICES – NEWSPRINT
(US $ per short ton)	(US $ per tonne)

Tembec Financial Report 2011 23

Management’s Discussion and Analysis

OPERATING RESULTS

The following summarizes EBITDA variances by major element:

	Variance - favourable (unfavourable)
				Inventory
		Mill	Mix &	NRV
(in millions of dollars)	Price	costs	volume	adjustments	Other	TOTAL
Coated bleached board	-	(1)	(3)	–	1	(3)
Newsprint	6	17	–	(2)	1	22
Other segment items	-	–	–	–	11	11
	6	16	(3)	(2)	13	30

Fiscal 2011 EBITDA was $28 million compared to negative $2 million in the prior year. Higher newsprint prices increased EBITDA by $6 million. Manufacturing costs at the newsprint mill also declined by $17 million, primarily as a result of lower energy costs. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the 2011 calendar year. The favourable $11 million variance in other segment items relates to the permanent closure of the Pine Falls newsprint mill, which had negative EBITDA of $11 million in the prior year. Custodial and legacy costs for the facility were $3 million in fiscal 2011 and were included in the Corporate segment.

The coated bleached board mill utilizes a combination of chemical kraft and high-yield pulps to produce a three-ply sheet. During fiscal 2011, the mill utilized 15,300 tonnes of NBSK supplied by the Company’s Skookumchuck pulp mill as compared to 17,700 tonnes in the prior year. The mill also consumed 57,500 tonnes of high-yield pulp supplied by the Temiscaming mill versus 56,700 tonnes in fiscal 2010. The balance of pulp requirements is purchased from third parties.

The newsprint mill utilizes virgin fibre, primarily in the form of wood chips. During fiscal 2011, the operations purchased 257,400 bone dry tonnes of virgin fibre, of which approximately 81% was internally sourced. In the prior year, 244,200 bone dry tonnes of virgin fibre were purchased, with 68% being sourced internally.

Overall, the higher news print prices and the lower costs increased EBITDA margins from negative 0.6% to positive 8.3%.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2010	2011	(unfavourable)
EBITDA	(2)	28	30
Depreciation and amortization	3	3	–
Other items	7	–	7
Operating earnings (loss)	(12)	25	37

The Paper segment generated operating earnings of $25 million compared to an operating loss of $12 million in the prior year. In addition to the previously noted improvement in EBITDA, the segment was impacted by other items. In the prior year, the Company had absorbed a charge of $7 million related to the permanent closure of the Pine Falls newsprint mill.

24 Tembec Financial Report 2011

Management’s Discussion and Analysis

CORPORATE
(in millions of dollars)
	2010	2011
General and administrative expenses	21	19
Share-based compensation	2	2
Other items	20	(3)
Depreciation and amortization	–	1
Operating expenses	43	19

The Company incurred a $2 million share-based compensation expense in the current year, unchanged from the prior year. The expense relates to two long-term incentive programs maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the Board of Directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 9 of the 2011 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic variation in the number of units based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs include legal costs, site security and custodial. These “legacy” costs totalled $8 million in fiscal 2011, unchanged from the prior year. The current year “other items” also includes a gain of $8million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also includes a $3 million gain related to the sale of its hydro-electric generating facilities located in Smooth Rock Falls, Ontario. The prior year included a non-recurring charge of $12 million relating to the St. Francisville, Louisiana, coated paper mill. The mill property and equipment were sold in April 2009. A portion of the consideration included two US $5 million interest-bearing notes. In January 2010, the purchaser filed for protection under the U.S. Bankruptcy Code. Subsequently, the assets were sold at auction. Based on the amount of the winning bid, it was unlikely that the Company would recover any portion of the interest-bearing notes. As a result, the Company recorded a charge of $12 million. The aforementioned amount included accrued interest as well as certain other unsecured claims.

Tembec Financial Report 2011 25

Management’s Discussion and Analysis

Non-operating Items

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)
	2010	2011
Interest on indebtedness	30	32
Fees - new working capital facility	–	2
Debt prepayment premium	6	–
Foreign exchange items	14	(1)
Bank charges and other	2	(1)
	52	32

There were no significant interest variances. The major portion of the prior year interest on debt related to a US $300 million term loan. This credit facility was repaid in August 2010. The Company incurred a $6 million debt prepayment premium. The Company issued US $255 million of senior secured notes maturing in December 2018. In March 2011, the Company entered into a new working capital facility and incurred $2million in expenses. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior year, losses are generated.

TRANSLATION OF FOREIGN DEBT

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971. There was no gain or loss on the translation of euro-denominated debt as the value of the euro versus the Canadian dollar was relatively unchanged.

During fiscal 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US$0.975. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.384.

INCOME TAXES

During fiscal 2011, the Company recorded an income tax expense of $19 million on earnings before income taxes and non-controlling interest of $16 million. The income tax expense reflected a $15 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8%. The current year absorbed an $11million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During fiscal 2010, the Company recorded an income tax recovery of $15 million on earnings before income taxes and non-controlling interest of $39 million. This income tax recovery reflected a $27 million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8%. The change in valuation allowance increased the recovery by $20 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it was determined that the future realization of these assets was “more likely than not” to occur. The non-taxable portion of the gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $10 million.

26 Tembec Financial Report 2011

Management’s Discussion and Analysis

Net Earnings (Loss)

The Company generated a net loss of $3 million or $0.03 per share for the year ended September 24, 2011, compared to net earnings of $52 million or $0.52 per share for the year ended September 25, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US$ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 25, 2010		September 24, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported
- in accordance with GAAP	52	0.52	(3)	(0.03)
Specific items (after-tax):
Gain on translation of foreign debt	(23)	(0.23)	–	–
Gain on derivative financial instruments	–	–	(1)	(0.01)
Gain on sale of land	(1)	(0.01)	–	–
Write-down of notes receivable	10	0.10	–	–
Sale of French pulp mills	(16)	(0.16)	–	–
Recognition of future tax asset
- French operations	(19)	(0.19)	–	–
Pine Falls closure charge	6	0.06	–	–
Debt prepayment premium	4	0.04	–	–
Taschereau sawmill closure charge	–	–	2	0.02
Cranbrook planer mill severance charge	–	–	1	0.01
Gain on Tembec USA LLC filing	–	–	(8)	(0.08)
Gain on sale of Smooth Rock Falls hydro dam	–	–	(2)	(0.02)
Costs for permanently idled facilities	6	0.06	7	0.07
Net earnings (loss) excluding specific items
- not in accordance with GAAP	19	0.19	(4)	(0.04)

Tembec Financial Report 2011 27

Management’s Discussion and Analysis

Quarterly Financial Information
(in millions of dollars, except per share amounts)

	2010				2011
	Dec. 09	March 10	June 10	Sept. 10	Dec. 10	March 11	June 11	Sept. 11
Sales	412	476	545	444	422	452	448	421
EBITDA	4	32	60	36	11	33	32	19
Depreciation and amortization	15	15	14	12	12	11	11	11
Other items	(1)	15	(10)	9	3	6	(10)	2
Operating earnings (loss)	(10)	2	56	15	(4)	16	31	6
Net earnings (loss) and comprehensive earnings (loss)	(9)	–	59	2	(12)	7	19	(17)
Basic and fully diluted net earnings (loss) in dollars per share	(0.09)	–	0.59	0.02	(0.12)	0.07	0.19	(0.17)

FOURTH QUARTER ANALYSIS

The Company reported a net loss of $17 million or $0.17 per share in the fourth quarter ended September 24, 2011, compared to net earnings of $2 million or $0.02 per share in the same quarter of fiscal 2010. The weighted average number of common shares outstanding was 100 million, unchanged from the prior year.

Sales decreased by $23 million as compared to the same quarter a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.023, a 6.3% increase from US $0.962 in the prior year quarter. Forest Products segment sales increased by $8 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales increased by $14 million due to significantly higher prices. High-Yield Pulp segment sales decreased by $28 million due to lower shipments and prices. Paper segment sales decreased by $12 million due to lower shipments and prices.

EBITDA declined by $17 million over the prior year quarter. Forest Products segment EBITDA declined by $5 million due primarily to higher costs. Dissolving and Chemical Pulp segment EBITDA was unchanged, with higher prices offsetting higher costs. High-Yield Pulp segment EBITDA declined by $22 million due mainly to lower prices. Paper segment EBITDA increased by $2 million because of lower costs. Corporate expenses for the current quarter include a credit of $6 million relating to share-based compensation. There was no charge for share-based compensation in the prior year quarter.

The Company generated operating earnings of $6 million compared to operating earnings of $15 million in the same quarter a year ago. The previously noted decline in EBITDA was the main cause of the reduction in operating earnings. The prior year quarter “other items” included a charge of $7million related to the permanent closure of the Pine Falls, Manitoba, newsprint mill. It also included a $2 million charge relating to legal costs, site security and custodial costs for several permanently idled facilities. The current year “other items” of $2million were also for costs related to permanently idled facilities.

There were no significant interest variances. The expense relates primarily to interest on the US $255 million senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US$ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case during the current quarter, gains are generated.

28 Tembec Financial Report 2011

Management’s Discussion and Analysis

During the September 2011 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.013 to US $0.971. The Company did not record a gain or loss on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.399 to C $1.392.

During the September 2010 quarter, the Company recorded a gain of $3 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.965 to US $0.975. The Company recorded a loss of $2million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.283 to C $1.384.

During the September 2011 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes and non-controlling interest of $10 million. The income tax expense reflected a $10 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8%. The current quarter absorbed a $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During the September 2010 quarter, the Company recorded an income tax expense of $4 million on earnings before income taxes and non-controlling interest of $6 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $2 million based on the Company’s effective tax rate of 29.8%. The prior year quarter absorbed a $2 million unfavourable change in valuation allowance.

The fourth quarter 2011 interim MD&A issued on November15, 2011, provides a more extensive analysis of items having impacted the Company’s fourth quarter financial results.

SUMMARY OF QUARTERLY RESULTS

On a sequential quarterly basis, sales and margins were negatively impacted by lower lumber prices. While US$ lumber reference prices were fairly stable, the strengthening of the Canadian dollar versus the US dollar, increasing from US$0.945 in the December 2009 quarter to US$1.023 in the September 2011 quarter, resulted in declining prices and margins for the Company’s Forest Products segment. Demand remained weak and the lumber shipments to capacity ratio ranged from 44% to 59% over the last eight quarters. By contrast, the Dissolving and Chemical Pulp segment experienced price increases over the last eight quarters, resulting in improved profitability and margins. The High-Yield Pulp segment saw prices increase over the four quarters of fiscal 2010 and then decline over the four quarters of fiscal 2011. Here again, currency was a negative factor. High-yield pulp margins were negative in the last two quarters of fiscal 2011. The Paper segment had improving results driven by higher newsprint prices and lower manufacturing costs.

The Company’s financial performance and that of its Forest Products segment for the last eight quarters were negatively impacted by export taxes on lumber shipped to the U.S. Total amount incurred over the last two years was $23 million.

The Company generated EBITDA of $227 million in the last eight quarters. This represents a margin of approximately 6% on sales of $3.6 billion. Financial performance was adversely affected by the difficult lumber market. Depreciation and amortization expense totalled $101 million during this period. The Company recorded other items having a net unfavourable impact of $14 million over the last eight quarters.

Due to the stronger Canadian dollar, the Company recorded a gain of $26 million on the translation of its foreign-denominated debt over the last two years. However, the impact of the quarterly debt translation gains and losses added considerable volatility to the financial results, with the impact ranging from a gain of $16 million in the December 2009 quarter to a loss of $11 million in the September 2011 quarter.

Tembec Financial Report 2011 29

Management’s Discussion and Analysis

Financial Position and Liquidity

FREE CASH FLOW
(in millions of dollars)
	2010	2011
Cash flow from operations before working capital changes	58	20
Net fixed asset additions	(25)	(55)
Free cash flow (negative)	33	(35)

Cash flow from operations before working capital changes in fiscal 2011 was $20 million, compared to $58 million from the prior year. The decline in EBITDA accounted for the decline in cash flow. In fiscal 2011, non-cash working capital items generated $49 million as compared to $20 million generated in the prior year. After allowing for net fixed asset additions of $55million, free cash flow in fiscal 2011 was negative $35million compared to positive $33 million in the prior year.

CAPITAL SPENDING
(in millions of dollars)
	2010	2011
Forest Products	7	10
Dissolving and Chemical Pulp	12	38
High-Yield Pulp	3	3
Paper	3	4
Net fixed asset additions	25	55
As a % of total sales	1.2%	2.9%
As a % of fixed asset depreciation	45%	122%

In response to relatively low EBITDA and operating losses in certain business segments brought on by challenging market conditions, the Company has continued to limit capital expenditures. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its current facilities. During fiscal 2011, net fixed asset additions totalled $55 million compared to $25 million in the prior year. The focus of the Company’s capital expenditures was in the Dissolving and Chemical Pulp segment, with all three mills benefiting from increased investment. A total of $10 million was spent at the Tartas dissolving pulp mill to begin the installation of an 8-megawatt electrical turbine. An additional $11 million will be spent in fiscal2012 to complete the installation. Current start-up date is June2012. An amount of $6 million was spent at the Skookumchuck NBSK mill to effect a major repair on the recovery boiler. The repairs are now complete and will result in higher productivity at the mill in fiscal 2012. A further $4million was spent at the Temiscaming dissolving pulp mill to erect a new brown stock tank. An estimated $3 million will be spent in the first half of fiscal 2012 to complete the project, with a forecast start-up date of April 2012.

30 Tembec Financial Report 2011

Management’s Discussion and Analysis

In October 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. To date, the Company has obtained approval for projects that will utilize the entire $24million of available credits. The Company anticipates that it will spend the full $24million within the program’s specified time limits.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

On May 7, 2010, the Company announced that its European subsidiary, Tembec SAS, had completed the sale of two kraft pulp mills located in Tarascon and Saint-Gaudens, France. The purchaser paid the equivalent of $86million in cash including preliminary working capital adjustments and assumed $41million of debt, for total consideration of $127million. As a result of the sale, the Company recorded a pre-tax gain of $12million in the fiscal2010 financial results.

On September 2, 2010, the Company announced the permanent closure of its Pine Falls, Manitoba, newsprint mill. As a result, a charge of $7 million was recorded in the fiscal2010 financial results.

O n February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $3 million was recorded in the fiscal 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the fiscal 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $8 million relating to the reduction in its consolidated accrued benefit obligation in the fiscal 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant will result in a charge of $2 million that w ill be recorded in the Company ’s December 2011 quarterly financial results.

On November 28, 2011, the Company announced that it had reached an agreement to sell its British Columbia sawmills and related forestry operations for proceeds of $60 million. The transaction is expected to close in the March 2012 quarter, at which time an estimated gain of $16 million will be recorded.

FINANCING ACTIVITIES

NET DEBT TO TOTAL CAPITALIZATION

Net debt to total capitalization stood at 27% at September2011, a decrease of 1% from 28% at September 2010. As part of its long-term strategy, the Company has resolved to maintain its percentage of net debt to total capitalization to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The Company remains committed to this strategy.

Tembec Financial Report 2011 31

Management’s Discussion and Analysis

LONG-TERM DEBT
(in millions of dollars)
	2010	2011
Tembec Industries - US $255 million 11.25% senior secured
notes due December 2018	261	262
Tembec Inc. - 6% unsecured notes - September 2012	9	5
Tembec French operations	21	25
Kirkland Lake Engineered Wood Products Inc.	8	8
Other debt	2	2
Total long-term debt	301	302
Less unamortized financing costs	13	13
	288	289
Current portion included in above	17	18

As part of the financial recapitalization that occurred in February 2008, the Company entered into a loan agreement with various lenders for a non-revolving term loan of US $300million due February 28, 2012. The facility was secured by a charge on the assets of the Company’s material North American operations, including a first priority charge on all assets except receivables and inventories, where it had a second priority charge. In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. The notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 and outside the U.S. in reliance on Regulation S under the Securities Act. The notes were subsequently registered with the SEC on March31, 2011. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles. The net proceeds of the offering, together with cash on hand, were used to repay all outstanding indebtedness under the Company’s existing US $300 million term loan facility maturing in February 2012, including related fees, expenses and a 2% prepayment premium.

As part of the financial recapitalization of 2008, the Company issued $18 million of 6% unsecured notes having a maturity of September 30, 2012. These notes are subject to an amortization schedule and an amount of $4 million was repaid in fiscal 2011, compared to $3 million in the prior year.

The debt of the French operations relates to the Company’s dissolving pulp mill. The increase in debt relates to new borrowings to install an electrical turbine at the facility. The project was discussed previously in the capital spending section.

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings. There was no change in the ratings in fiscal 2011.

At the end of September 2011, the Company had total cash of $105 million (including cash held in trust) plus unused operating lines of $124 million. At the end of September 2010, the Company had total cash of $74 million and unused operating lines of $100 million. The Company defines “operating lines” to include loans of various durations, which are secured by charges on accounts receivable and/or inventories. Operating lines are used primarily to fund short-term requirements associated with both seasonal and cyclical inventory increases, which can occur in the Company’s business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across multiple entities and jurisdictions to ensure they meet the needs of the various operating units.

32 Tembec Financial Report 2011

Management’s Discussion and Analysis

The following table summarizes the unused operating lines at the end of the last two fiscal years:

OPERATING LINES
(in millions of dollars)
	2010	2011
Borrowing base	212	186
Less: availability reserve	(76)	(22)
Net availability	136	164
Outstanding letters of credit	(35)	(34)
Amount drawn	(1)	(6)
Unused amount	100	124

As part of the financial recapitalization that occurred in February 2008, the Company negotiated a $205 million revolving working capital or asset-based loan (ABL) facility maturing in December 2011. The ABL was subject to a permanent availability reserve of $25 million. This amount would increase to $35 million if the Company’s trailing 12-month EBITDA fell below $80 million. The facility had a first priority charge over the receivables and inventories and a second priority charge over the remainder of the assets of the Company’s significant North American operations. As part of the long-term debt refinancing that occurred in August 2010, the ABL lenders sought and obtained an increase of US$50million to the availability reserve. In March 2011, the Company entered into a new five-year $200million ABL expiring in February 2016. The new ABL effectively replaced the previously noted $205 million ABL. The new ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month EBITDA falls below $60 million. There is also a variable reserve, which totalled $7 million as at the end of fiscal 2011.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Company does not have any other significant off-balance sheet arrangements.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts.

COMMON SHARES
(in millions)
	2010	2011
Shares outstanding - opening	100	100
Shares outstanding - ending	100	100

There were no shares issued in fiscal 2010 and fiscal 2011.

There are currently 11,093,943 outstanding warrants (unchanged from the prior year). The warrants are convertible into an equal amount of common shares expiring February 29, 2012. They shall be deemed to be exercised and shall be automatically converted into common shares of the Company when the 20-day volume-weighted average trading price of a single common share reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control at a purchase price per common share equal to at least $12.00.

In addition to the previously noted warrants, an additional 122,020 shares may be issued pursuant to options granted under the prior Long-Term Incentive Plan (LTIP). The exercise price of the options ranges from $16.61 per share to $248.29 per share with expiry dates from 2012 to 2016. As at September 24, 2011, all of the options were exercisable.

Tembec Financial Report 2011 33

Management’s Discussion and Analysis

Financial Instruments and Contractual Obligations

FINANCIAL ASSETS AND LIABILITIES
(in millions of dollars)
	September 24, 2011
	Carrying value	Fair value
Financial assets
Cash and cash equivalents	99	99
Cash held in trust	6	6
Accounts receivable	182	182
Loans receivable	24	24
Financial liabilities
Operating bank loans	6	6
Accounts payable and accrued charges	254	254
Interest payable	8	8
Long-term debt (including current portion)	289	294
Pension and other benefit net liabilities	153	208

The carrying values for cash, cash equivalents, cash held in trust, accounts receivable, loans receivable, operating bank loans, accounts payable and accrued charges, and interest payable approximate their fair values due to the near-term maturity of these instruments.

The fair value of the long-term debt is $5 million higher than its carrying value. Unamortized financing costs increased the fair value by $13 million. This was partially offset by an $8 million decrease as the Company’s US $255 million senior secured notes were trading below par at year-end.

The $55 million difference in net liabilities of pension and other benefit plans relates to $41 million of unamortized net actuarial losses, $5 million of unamortized past service costs and $9million of employer contributions made after June 30, 2011, the measurement date.

FINANCIAL RISKS

Credit risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. Bad debt expense has not been significant in the past. The allowance for doubtful accounts at September 2011 was nil, compared to $1 million at the end of the prior year. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage.

34 Tembec Financial Report 2011

Management’s Discussion and Analysis

Liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $150 million to $200 million of liquidity. As noted previously, the Company had total cash of $105 million plus unused operating lines of $124 million as at September 24, 2011.

Foreign currency risk

This item is discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. This will have little impact on the Company’s financial results since the majority of the Company’s debts are at fixed interest rates.

Commodity price and operational risk

These items are discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

CONTRACTUAL OBLIGATIONS
(in millions of dollars)
	Total	Within 1	2 - 3	4 - 5	After 5
		year	years	years	years
Long-term debt	302	9	12	12	269
Interest on long-term debt	219	31	61	60	67
Operating leases	14	5	5	3	1
Purchase obligations	172	78	59	31	4
Pension obligations:
Normal cost	116	7	14	14	81
Contractual	149	30	55	33	31
	972	160	206	153	453

The table above shows the Company’s contractual obligations as at September 24, 2011. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The normal cost obligations are limited to a 16-year period and are based on estimated future employee service for existing registered defined benefit plans. Contractual pension obligations include estimated solvency and going concern amortization payments.

Tembec Financial Report 2011 35

Management’s Discussion and Analysis

2010 vs. 2009

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)
	2009	2010
Sales	1,786	1,877
EBITDA	(108)	132
Depreciation and amortization	73	56
Other items	(3)	12
Operating earnings (loss)	(178)	64
Net earnings (loss)	(214)	52
Basic and diluted earnings (loss) in dollars per share	(2.14)	0.52
Total assets (at year-end)	1,366	1,104
Total long-term debt (at year-end) (1)	402	288

(1) includes current portion

Sales increased by $91 million as compared to fiscal 2009. The increase was driven by higher pulp prices and shipments. Currency was unfavourable as the Canadian dollar averaged US $0.960, a 13% increase from US $0.850 in the prior year. Forest Products segment sales increased by $27 million as a result of higher prices and shipments. Pulp segment sales increased by $142 million as a result of higher prices and shipments. Paper segment sales decreased by $104 million due to lower shipments and prices.

EBITDA improved by $240 million over fiscal 2009. The Forest Products segment EBITDA improved by $57 million because of lower costs and improved pricing. The Pulp segment EBITDA increased by $218 million due to lower manufacturing costs and higher prices. The Paper segment EBITDA decreased by $29 million due to lower selling prices, with lower costs providing a partial offset.

36 Tembec Financial Report 2011

Management’s Discussion and Analysis

OPERATING EARNINGS (LOSS)
(in millions of dollars)
					Depreciation &	Other
			Total	EBITDA	amortization	items
	2009	2010	variance	variance	variance	variance
Forest Products	(88)	(24)	64	57	8	(1)
Pulp	(101)	134	235	218	9	8
Paper	22	(12)	(34)	(29)	–	(5)
Chemicals	7	8	1	–	–	1
Corporate	(18)	(42)	(24)	(6)	–	(18)
	(178)	64	242	240	17	(15)

The Company generated operating earnings of $64 million compared to an operating loss of $178 million in fiscal 2009. The previously noted improvement in EBITDA generated the majority of the increase in operating results. The Pulp segment results included a $12 million gain relating to the sale of two paper pulp mills located in Southern France. The Paper segment results included a charge of $7 million related to the permanent closure of the Pine Falls newsprint facility.

The fiscal 2010 Corporate segment results absorbed a charge of $12 million relating to the write-down of notes receivable. As well, the Company incurred expenses of $7 million covering legal costs, site security, and remedial actions relating to the idled Marathon, Ontario, NBSK pulp mill. The Marathon mill was previously owned by Marathon Pulp Inc., a joint venture in which the Company held a 50% interest. In February 2009, the joint venture sought creditor protection and a trustee in bankruptcy was appointed. The latter continued to operate the facility for a period of time to liquidate inventories. In June2009, the Ministry of Environment (MOE) of the province of Ontario directed the Company to undertake certain actions on the site. While the Company contested the basis on which the order was given, it complied with the various directives.

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)
	2009	2010
Interest on long-term debt	33	27
Interest on operating bank loans	4	3
Debt prepayment premium	–	6
Foreign exchange items	(16)	14
Bank charges and other	1	2
	22	52

The $6 million decline in interest expense was primarily foreign exchange related as the Canadian dollar averaged 13% higher versus the US dollar. A term loan credit facility was repaid on August 17, 2010, and required that the Company pay a debt prepayment premium of 2%. The Company issued US$255million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during fiscal 2010, losses are generated. If the Canadian dollar weakens, as was the case in fiscal 2009, gains are generated.

Tembec Financial Report 2011 37

Management’s Discussion and Analysis

During fiscal 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US$0.975. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.384.

During fiscal 2009, the Company recorded a loss of $18 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.968 to US$0.916. The Company recorded a loss of $3 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.509 to C $1.602.

During fiscal 2010, the Company recorded an income ta x recover y of $15 million on earnings from continuing operations before income taxes and non-controlling interests of $39 million. This income tax recovery reflected a $27million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8%. The change in valuation allowance increased the recovery by $20 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it has been determined that the future realization of these assets is “more likely than not” to occur. The non-taxable gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $10 million.

During fiscal 2009, the Company recorded an income tax recovery of $1 million on a loss from continuing operations before income ta xes and non-controlling interests of $221million. The income tax recovery reflected a $67 million unfavourable variance versus an anticipated income tax recovery of $68million based on the Company’s effective tax rate of 30.9%. The non-recognition of period losses reduced the income tax recovery by $62 million. Based on past financial performance, future income tax assets of the Company’s operations have been limited to the amount that is more likely than not to be realized. The non-deductible portion of the loss on translation of foreign-denominated debt reduced the income tax recovery by $2 million. The non-deductible loss on consolidation of foreign integrated subsidiaries also reduced the income tax recovery by $3 million.

The financial results of the St. Francisville paper mill have been classified as discontinued operations. During fiscal 2010, the operations did not impact the Company’s financial results. A $2 million charge for pension and post-retirement healthcare benefits was offset by a $2 million gain on the translation of the US $ carrying values of the pension and post-retirement healthcare obligations. Fiscal 2009 earnings of $5 million included a $12 million after-tax gain on the sale of the mill site and production equipment, a $2 million loss on translation of the US $ carrying values of liabilities and a charge of $5 million for custodial and legacy costs.

The Company generated net earnings of $52 million or $0.52 per share for the year ended September 25, 2010, compared to a net loss of $214 million or $2.14 per share for the year ended September 26, 2009.

38 Tembec Financial Report 2011

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Fixed asset depreciation

The Company records its fixed assets, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Fixed assets acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of fixed assets is provided over their estimated useful lives, generally on a straight-line basis. The estimated useful lives of fixed assets are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are dealt with prospectively by amending the amount of future depreciation expense. There were no significant revisions to the estimated useful lives of fixed assets in fiscal 2011 and fiscal 2010.

Impairment of long-lived assets

The Company must review the carrying value of long-lived assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. This ensures that the assumptions are supported, where available, by relevant independent information. There were no fixed asset impairment charges in fiscal 2011 and fiscal 2010.

Employee future benefits

The Company contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to retirees, primarily healthcare related. For post-retirement benefits, funding of disbursements is done on a “pay as you go” basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis.

Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At June 30, 2011, (the “measurement” date), the fair value of defined benefit plan assets was $641 million, an amount equal to 80% of the estimated accrued benefit obligation of $804 million, generating a deficit of $163 million. The plan deficit was $206 million at the prior measurement date, June 30, 2010. The deficit decrease of $43 million that occurred over the 12-month period was due to several items. The deficit was decreased by $38 million as the return on plan assets exceeded the assumed rate of return. The deficit was further reduced by $23 million as employer contributions of $31million exceeded the current service cost of $8 million. These favourable items were partially offset by an actuarial loss of $16 million that increased the obligations at the measurement date. This item was caused by a decrease in the applicable discount rate from 5.12% to 4.94%. The discount rate is tied to rates applicable to high-quality corporate bonds (AA or higher) in effect at the measurement date. Pension expense in fiscal 2011 was $11 million, as compared to nil in the prior year. Based on current assumptions under IFRS, employer contributions and pension expense in fiscal 2012 are expected to be approximately $44 million and $5 million, respectively. There is no assurance that current assumptions will materialize in future periods. The defined benefit pension plans may be unable to earn the assumed rate of return. Market driven changes to discount rates and other variables may result in changes to anticipated Company contribution amounts.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $45million, a decrease from $49 million in the prior year. Employer contributions were $2 million, compared to $3 million in the prior year. In fiscal 2011, the Company recognized an expense of $3 million, unchanged from the prior year. Based on current assumptions under IFRS, the amount of employer contributions and the amount of expense to be recognized in fiscal 2012 are expected to be approximately $2 million and $4million, respectively.

Tembec Financial Report 2011 39

Management’s Discussion and Analysis

Future income taxes

Future income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement carrying amounts of balance sheet items as well as certain carry-forward items. The Company only recognizes a future income tax asset to the extent that, in its opinion, it is more likely than not that the future income tax asset will be realized. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions.

Use of Non-GAAP Financial Measures

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to GAAP. The Company defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other specific or non-recurring items. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable Canadian GAAP financial measure is operating earnings. The following table is a reconciliation of operating earnings to the Company’s definition of EBITDA.

(in millions of dollars)	2010	2011
Operating earnings	64	49
Depreciation and amortization	56	45
Other items	12	1
EBITDA	132	95

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

(in millions of dollars)	2010	2011
Long-term debt	271	271
Unamortized financing costs	13	13
Current portion of long-term debt	17	18
Operating bank loans	1	6
Less: total cash	(74)	(105)
Net debt	228	203
Other long-term liabilities and credits	209	188
Shareholders’ equity	365	362
Total capitalization	802	753
Net debt to total capitalization ratio	28%	27%

40 Tembec Financial Report 2011

Management’s Discussion and Analysis

Changes in Accounting Policies and Estimates

During the year ended September 24, 2011, there have been no new standards issued by the CICA that had an impact on the Company’s consolidated financial statements.

Impact of Accounting Pronouncements
on Future Reporting Periods

International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable entities for financial periods beginning on or after January 1, 2011. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal2012 for which current and comparative information will be prepared under IFRS. The Company has evaluated the impact of the conversion to IFRS and presented its evaluation under “Conversion to International Financial Reporting Standards” below.

Conversion to International Financial Reporting Standards

CONVERSION PROGRESS

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS, in full and without modification, for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which in the case of the Company, represents interim and fiscal year-end periods beginning on or after September 25, 2011 (the “Changeover” date). In the Company’s reporting for those periods following the Changeover date, comparative data for equivalent periods in the previous fiscal year will be required, making September 26, 2010, the “Transition” date for the Company.

The Company’s transition to full implementation of IFRS consists of five phases:

Preliminary study phase – This phase involves performing a high-level assessment to identify key areas of accounting differences and their impact (high, medium or low priority) that may arise from the transition to IFRS.

Project set-up phase – This phase includes the identification of a project team and IFRS Steering Committee, the development of a detailed conversion plan, a change management plan, as well as other key conversion processes and tools.

Component evaluations and issues resolution phase – In this phase, the Company completes a detailed assessment of all accounting differences, including those identified in the preliminary study phase, and their impact on the Company. It involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and impacts on drafting of financial statements under IFRS. The analysis and decisions made during this phase are included in IFRS Accounting Policy Choice Memos challenged and approved by the IFRS Steering Committee and External Auditors, which are then submitted to the Audit Committee.

Conversion phase – This phase includes execution of changes to information systems, business processes and accounting policies. It also involves the development of a communication and training program for the Company’s finance and other staff, as necessary.

Tembec Financial Report 2011 41

Management’s Discussion and Analysis

Embedding phase – The project will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS in business processes, eliminating unnecessar y data collection processes and submitting IFRS financial statements to the Audit Committee for approval. Implementation also involves further training of staff as revised systems begin to take effect.

To ensure adequate management of this process, the Company has established a project team and an IFRS Steering Committee, both of which are comprised of finance and accounting senior management as well as representatives from various areas of the organization, as deemed appropriate. Progress reporting to the Audit Committee on the status of the IFRS implementation project has been instituted. The Company completed the Preliminary Study Phase in July 2008, the Project Set-up Phase in January 2009, the Component Evaluations and Issues Resolution Phase in September 2009 and the Conversion Phase in September 2010. The IFRS team is currently completing the Embedding Phase.

POTENTIAL IMPACT OF IMPLEMENTATION ON THE COMPANY

The transition to IFRS requires the Company to apply IFRS1,

First-Time Adoption of International Financial Repor ting Standards, which applies only at the time of changeover and includes a requirement for retrospective application of each IFRS standard. IFRS 1 also mandates certain exceptions to retrospective application and provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRSs.

IFRS 1 – Mandatory exceptions

The mandatory IFRS 1 exception that is relevant to the Company relates to the use of estimates. Specifically, hindsight cannot be used to create or revise estimates previously made under Canadian GAAP, except where necessary to reflect any difference in accounting policies or where there is objective evidence that those estimates were in error.

IFRS 1 – Optional exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Following a detailed analysis of the various optional exemptions, the Company has elected to apply the following:

Business combinations exemption – IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively – either from the Transition date or a particular date prior to the Transition date. The Company has elected to apply IFRS 3 prospectively on business combinations that occur after the Transition date. Accordingly, business combinations prior to this date have not been restated.

Event driven fair value of property, plant and equipment as deemed cost – IFRS does not provide specific guidance on the accounting by entities subject to a financial reorganization. Instead, usual requirements of IFRS apply. In particular, fresh start accounting is not permitted in such circumstances. In order to mitigate the impact of this accounting difference, IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value. The Company has elected to apply this exemption and therefore, the difference between Canadian GAAP and IFRS regarding fresh start accounting is not expected to impact the accounting measurement of the assets and liabilities that were revalued on February 29, 2008.

Employee benefits exemption – IFRS 1 provides the option to retrospectively apply International Accounting Standard (IAS) 19, Employee Benefits, for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under Canadian GAAP in opening retained earnings at the Transition date. The Company has elected to recognize all unamortized cumulative actuarial losses and past ser vice costs at the Transition date as an adjustment to opening retained earnings for all of its employee benefit plans.

42 Tembec Financial Report 2011

Management’s Discussion and Analysis

Share-based payment transaction exemption – IFRS1 provides an optional exemption to the application of IFRS2, Share-based Payment, for those share options granted subsequent to November 7, 2002, that have fully vested as at September 26, 2010. The Company has elected this exemption and will exclude all such share options from the application of IFRS 2.

Borrowing costs – IAS 23, Borrowing Costs, requires an entity to capitalize borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. IFRS 1 permits all borrowing costs prior to its Transition date to be expensed. The Company has elected to apply this exemption and will expense all borrowing costs on qualifying assets prior to September 26, 2010.

There are additional optional exemptions under IFRS 1. However, the Company does not expect any other exemptions to be significant to the Company’s adoption of IFRS.

IFRS ACCOUNTING POLICIES

While the conceptual framework of IFRS is similar to Canadian GAAP, significant differences exist in certain matters of recognition, measurement and disclosure. The Company has identified specific areas where changes in accounting policies are expected to impact the Company’s consolidated balance sheet and statement of comprehensive income. The adoption of IFRS is not expected to have a material impact on the Company’s cash flow from operations. The significant IFRS accounting policies to be applied by the Company upon adoption of IFRS and which are expected to have a significant impact on its balance sheet and comprehensive income are as follows:

(a)	Property, plant and equipment

Consistent with Canadian GAAP, IFRS requires separable components of property, plant and equipment to be recognized initially at cost. Under IAS 16, Property, Plant and Equipment, an entity is required to choose to account for each class of property, plant and equipment, using either the cost model or the revaluation model. The cost model is generally consistent with Canadian GAAP where an item of property, plant and equipment is carried at its cost less accumulated depreciation and accumulated impairment losses. Under the revaluation model, an item of property, plant and equipment is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated depreciation and accumulated impairment losses. The Company expects to use the cost model to account for all classes of property, plant and equipment.

Unlike Canadian GAAP, which is silent on these matters, IFRS specifically requires capitalization of major replacement costs, major inspection costs and borrowing costs of qualifying assets. Management is currently quantifying the effects of additional capitalization required and expects an increase in proper ty, plant and equipment and a corresponding decrease of the accumulated deficit as at September 26, 2010.

(b)	Actuarial gains and losses

IAS 19, Employee Benefits, permits an entity to recognize actuarial gains and losses in profit or loss, or alternatively immediately in other comprehensive income. Under Canadian GAAP, the Company recognized actuarial gains and losses in profit or loss using the corridor approach where an entity recognizes amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeded 10% of the greater of: (a) the accrued benefit obligation at the beginning of the year; and (b) the fair value, or market-related value, of the plan assets at the beginning of the year. The Company has selected a policy to recognize the actuarial gains and losses immediately in other comprehensive income, thereby allowing pension assets and liabilities to be reflected at their fair values. The election of IFRS1 to clear all unamortized actuarial gains and losses against retained earnings results in an increase of the accumulated deficit of approximately $67 million on September 26, 2010.

Tembec Financial Report 2011 43

Management’s Discussion and Analysis

(c)	Biological assets

IAS 41, Agriculture, specifically addresses biological assets. The timber component of the Company’s private timberlands (freeholds) will qualify as a biological asset under the scope of IAS 41. This timber will be recorded at fair value less cost to sell and shown as a separate line item on the Company’s balance sheet. The fair value of biological assets for the Company will be measured by discounting expected cash flows from the sale of standing timber at a current market determined rate. This value will include not only the harvest value, but would also include a value for potential future growth. All gains and losses from changes in fair value are recognized in profit and loss. The agricultural produce (logs) from the biological asset are measured at fair value less costs to sell, which becomes the deemed cost for the purpose of subsequent accounting under the IAS 2, Inventories, standard.

The Company currently expects an increase to this asset category of approximately $7 million at September 26, 2010, with a corresponding decrease of the accumulated deficit. Future changes in fair value of these biological assets will be recognized in the Company’s profit and loss going forward.

(d)	Warrants

IAS 32, Financial Instruments: Presentation, requires an entity to classify a financial instrument as a financial liability if the Company does not have the unconditional right to avoid delivering cash or another financial asset on settlement. Although Canadian GAAP classified the warrants as equity, the contingent settlement provision of the warrants requires the Company to classify them as financial liabilities.

The classification of the warrants as a financial liability will result in an increase of $5 million to long-term debt with a decrease of $6 million to share capital. The difference represents a change in fair value of the warrants from their date of issue to the Transition date and will reduce the accumulated deficit by $1 million.

(e)	Provisions

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some provisions or contingent liabilities, which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low-end of the range), and the requirement under IFRS for provisions to be discounted where material.

As a result of the discounting requirement, the Company expects a decrease to the reforestation provision as calculated under Canadian GAAP at the Transition date of approximately $2 million with a corresponding decrease of the accumulated deficit.

(f)	Contributed surplus

Canadian GAAP requires that a future income tax asset that was not recognized at the date of a comprehensive revaluation as a result of a financial reorganization be subsequently recognized first as a reduction of any unamortized intangible asset and then in a manner consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation. Under IFRS, this recognition of a future income tax asset is adjusted to profit and loss.

Consequently, the Company expects to eliminate contributed surplus of $5 million with a corresponding decrease of the accumulated deficit.

The Company will continue to review all proposed and ongoing projects of the International Accounting Standards Board (IASB) and assess their impact on its conversion process.

44 Tembec Financial Report 2011

Management’s Discussion and Analysis

Reconciliation tables

The following tables provide a reconciliation of the shareholders’ equity and the balance sheet as at September 26, 2010:

SHAREHOLDERS’ EQUITY RECONCILIATION
$ millions (unaudited)

		As at
		September 26, 2010
	Notes	(Transition date)
Equity reported under Canadian GAAP		365
Opening balance sheet adjustments
Property, plant and equipment amortization	(a)	(2)
Employee future benefits	(b)	(67)
Biological assets	(c)	7
Warrants	(d)	(5)
Reforestation provision	(e)	2
Deferred taxes on above items		–
		(65)
Equity reported under IFRS		300

Tembec Financial Report 2011 45

Management’s Discussion and Analysis

Estimated adjustments to the balance sheet on adoption of IFRS as at September 26, 2010:

BALANCE SHEET RECONCILIATION
$ millions (unaudited)

	Notes	GAAP	Adjustment	IFRS
Assets
Current assets:
Cash and cash equivalents		68	–	68
Cash held in trust		6	–	6
Trade and other receivables		209	–	209
Inventories		255	–	255
Biological assets	(c)	–	1	1
Prepaid expenses		7	–	7
		545	1	546
Property, plant and equipment	(a)	498	(2)	496
Biological assets	(c)	–	6	6
Other assets	(b)	34	(6)	28
Deferred income taxes		27	–	27
Total assets		1,104	(1)	1,103

Liabilities and Shareholders’ Equity
Current liabilities:
Operating bank loans		1	–	1
Trade and other payables		233	–	233
Interest payable		3	–	3
Provisions		5	–	5
Current portion of long-term debt		17	–	17
		259	–	259
Long-term debt	(d)	271	5	276
Provisions	(e)	13	(2)	11
Accrued benefit liability	(b)	187	61	248
Other long-term liabilities and credits		9	–	9
		480	64	544
Shareholders’ equity:
Share capital	(d)	570	(6)	564
Contributed surplus		5	(5)	–
Deficit		(210)	(54)	(264)
Total shareholders’ equity		365	(65)	300
Total liabilities and shareholders’ equity		1,104	(1)	1,103

46 Tembec Financial Report 2011

Management’s Discussion and Analysis

Disclosure of entity-specific Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management has made the appropriate changes to ensure the integrity of internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P). The changes address accounting policies required for first-time adoption as well as ongoing IFRS reporting. Management has not identified any significant changes to ICFR or DC&P.

Disclosure of entity-specific Financial Reporting Expertise

The Company has identified the resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. Training of finance and other staff has been completed.

The IFRS Conversion Project Manager meets with the Audit Committee quarterly and informs the Committee on specifics of the project as well as developments in IFRS. The Committee members follow the progress very closely and have been informed of the timeline for implementation, expected impacts of different accounting policies as well as costs of conversion.

Disclosure of entity-specific Business Activities

The Company is party to many contracts with suppliers and customers. Following a detailed review of all contracts, it is not expected that the conversion to IFRS will have a significant impact on any of these contracts. The Company has no significant contracts, which include financial covenants.

As previously mentioned, IAS 21, The Effects of Changes in Foreign Exchange Rates, will have an impact on the translation of the Company’s foreign operations to the presentation currency. Under Canadian GAAP, certain foreign operations situated in Europe and the U.S. were considered to be fully integrated entities with the Canadian dollar as their functional currency. Under IFRS, the Company has determined that these foreign operations’ functional currency is the euro or the US dollar. The change in functional currency will have an impact on the consolidated balance sheet and statement of operations.

Disclosure of entity-specific Information Technology and Data Systems

The Company completed a detailed assessment of its IT systems and has determined that the current systems are adequate for proper reporting under IFRS. The systems allow the Company to track and report on all financial information required under Canadian GAAP (required until September 24, 2011), under IFRS (required as of September 25, 2011) and for the compilation of a comparative year of financial information beginning September 26, 2010.

Tembec Financial Report 2011 47

Management’s Discussion and Analysis

Significant Risks and Uncertainties

PRODUCT PRICES

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2012 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings:

SELLING PRICE SENSITIVITY
	Impact on	Average
	after-tax earnings	selling prices ($)
	($ millions)	Sept. 2011
		quarter
Pulp - $25/tonne	22	924
SPF lumber - $10/mbf	8	305
Paper and coated bleached board - $25/tonne	7	862

The Company’s strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high-quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint derivative commodity contracts to mitigate the impact of price volatility. At September 24, 2011, the Company did not hold any significant product derivative commodity contracts, unchanged from the prior year-end.

FOREIGN EXCHANGE

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The prices for many products, including those sold in Canada and Europe are generally driven by US $ reference prices of similar products. The Company generates approximately $1.3 billion of US$ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the euro reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

Based on 2012 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

FOREIGN EXCHANGE SENSITIVITY
(in millions of dollars)
Sales increase	13
Cost of sales increase	3
EBITDA increase	10
Interest expense increase	–
Cash flow increase	10
Loss on US $ debt translation	3
Pre-tax earnings increase	7
Tax expense increase	2
Net earnings increase	5

48 Tembec Financial Report 2011

Management’s Discussion and Analysis

Direct US $ purchases of raw materials, supplies and services provide a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency.

To potentially further reduce the impact of fluctuations in the value of the US dollar, the Company has a policy, which permits hedging up to 50% of its anticipated US $ receipts for up to 36months in duration. At September 24, 2011 and September 25, 2010, the Company did not hold any foreign exchange contracts.

OPERATIONAL RISKS

The manufacturing activities conducted by the Company’s operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/ upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of First Nations in its operations wherever feasible. The Company’s operation in France sources its fibre requirements from various private sources, primarily through long-term supply arrangements.

Energy is an important component of mill costs, especially for high-yield pulp mills and newsprint mills. In 2011, purchased energy costs totalled approximately $130 million, 62% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated, which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer term supply agreements, the purchase of derivative commodity contracts and operational curtailments in periods of high prices (load shedding). At September 2011 and September 2010, the Company did not hold any derivative commodity contracts relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company periodically purchases derivative commodity contracts to reduce its exposure. At September 24, 2011 and September 25, 2010, the Company did not hold any natural gas derivative commodity contracts.

Nearly all the Company’s manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with relatively few work stoppages. At many of the Company’s facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2011, the Company had approximately 3,250employees covered by collective bargaining agreements. At September 24, 2011, there were 15 agreements covering 975employees that had expired. During fiscal2012, a total of three agreements covering 375employees will expire. The remaining contracts expire at various dates up to February2016. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

Tembec Financial Report 2011 49

Management’s Discussion and Analysis

The Company’s operations are subject to industry-specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of lumber, pulp and paper is capital intensive. The Company estimates that it must invest approximately $35million to $40 million per year on capital expenditures to avoid degradation of its current operations. As the majority of the funding is provided by cash flow from operations, there can be no assurance that the funds will be available to meet all of the Company’s capital expenditure needs. Failure to reinvest can lead to older equipment that is less productive, less reliable and more costly to maintain and operate. The risk of technological obsolescence also increases. Capital expenditure projects can be large in scale, requiring the Company to maintain and/or acquire expertise in the design, planning and execution of major capital projects. There are inherent risks in the capital expenditure process, including the potential for project cost overruns, new equipment that does not perform to anticipated or projected levels, a lengthy start-up period and disruptions to normal operations. Due to relatively low operating cash flow generation over the last several years, the Company has limited capital expenditures. This has led to a “backlog” of capital expenditure projects in many operating facilities. The Company recently unveiled a large and comprehensive capital expenditure program of approximately $500 million to be spent over the next four to five years to modernize its facilities. As the majority of the funding for the program is to be provided by operating cash flows, there is a risk that the Company may experience delays in executing the various projects or may not be able to complete all the projects included in the program.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can lead to oversupply and lower prices, further increasing the inherent cyclicality of the industry.

TRADE RESTRICTIONS / LUMBER EXPORT TAXES

The Company’s manufacturing operations are located primarily in Canada. However, sales into the Canadian market represented only 18% of consolidated sales in 2011. As such, the Company’s financial results are highly dependent on its ability to sell its products into the “export” markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The agreement between Canada and the United States over softwood lumber is a case in point. On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. The outcome was less than satisfactory. Through a combination of quotas and export taxes, the agreement will ensure that Canadian producers of softwood lumber will remain at a competitive disadvantage versus U.S. producers when it comes to accessing the U.S. market.

FINANCIAL RISKS / DEBT SERVICE

Of the total long-term debt of $302 million, 87% relates to the US $255 million senior secured notes maturing December2018. The notes do not require periodic payments for principal amortization. Since the entire principal amount will become due on the maturity date, it is possible the Company will not have the required funds/liquidity to repay the principal due. The Company may require access to the public or private debt markets to issue new debt instruments to replace or partially replace the notes. There is no assurance that the Company will be able to refinance the notes on commercially acceptable terms. The Company’s objective is to maintain a relatively low debt level.

50 Tembec Financial Report 2011

Management’s Discussion and Analysis

Evaluation of Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

Internal Control Over Financial Reporting

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their super vision, the effectiveness of the Company’s internal control over financial reporting and have determined, based on the criteria established in Enterprise Risk Management – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

Changes in Internal Controls

During the period covered by this report, there have been no changes that have materially affected, or are reasonably likely to materially affect Tembec’s internal control over financial reporting.

Oversight Role of Audit Committee and Board of Directors

The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor reports any internal control weaknesses identified during the quarterly reviews and the annual audit to the Audit Committee.

Additional Information

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at www.sedar.com and on the Company’s website at www.tembec.com.

Tembec Financial Report 2011 51

Management
Responsibility

The consolidated financial statements and all information in the Financial Report are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and, where necessary, include amounts which are based on best estimates and judgement. Financial information presented throughout the Financial Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. The external auditor also reports any internal control weaknesses identified during the course of the quarterly reviews and the annual audit. In addition, the Company employs internal auditors to evaluate the effectiveness of its systems, policies and procedures.

The Board of Directors has appointed an Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and recommends their approval to the Board of Directors. The Committee meets periodically with the external auditors, the internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external and internal auditors have direct access to the Committee to discuss the scope of their audit work and the adequacy of internal control systems and financial reporting procedures.

The accompanying consolidated financial statements have been audited by the external auditors, KPMG LLP, whose report follows.

JAMES M. LOPEZ	MICHEL J. DUMAS
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer

November 29, 2011

52 Tembec Financial Report 2011

Independent
Auditors’ Report

To the Shareholders

We have audited the accompanying consolidated financial statements of Tembec Inc., which comprise the consolidated balance sheets as at September 24, 2011 and September 25, 2010, the consolidated statements of operations and deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tembec Inc. as at September 24, 2011 and September 25, 2010, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants*

Montreal, Canada
November 29, 2011

* CA Auditor permit no. 14114

Tembec Financial Report 2011 53

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
As at September 24, 2011 and September 25, 2010
(in millions of Canadian dollars)

	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$99	$68
Cash held in trust (note 11)	6	6
Accounts receivable (notes 6 and 15)	182	209
Inventories (notes 3 and 6)	261	255
Prepaid expenses	6	7
	554	545

Fixed assets (note 4)	493	498
Other assets (note 5)	44	34
Future income taxes (note 13)	16	27
	$1,107	$1,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans (note 6)	$6	$1
Accounts payable and accrued charges	254	238
Interest payable	8	3
Current portion of long-term debt (note 7)	18	17
	286	259

Long-term debt (note 7)	271	271
Other long-term liabilities and credits (note 8)	188	209

Shareholders’ equity:
Share capital (note 9)	570	570
Contributed surplus	5	5
Deficit	(213)	(210)
	362	365
	$1,107	$1,104

Guarantees, commitments and contingencies (note 10)
Subsequent events (note 18)
See accompanying notes to consolidated financial statements.

On behalf of the Board:

James V. Continenza	James M. Lopez
Chairman of the Board	President and Chief Executive Officer

54 Tembec Financial Report 2011

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

	2011	2010
Sales	$1,743	$1,877

Freight and other deductions	237	234
Lumber export taxes (note 10)	13	10
Cost of sales (excluding depreciation and amortization)	1,324	1,426
Selling, general and administrative	72	73
Share-based compensation (note 9)	2	2
Depreciation and amortization	45	56
Other items (note 11)	1	13
Operating earnings	49	63

Interest, foreign exchange and other (note 12)	32	51

Exchange loss (gain) on long-term debt	1	(27)
Earnings before income taxes and non-controlling interest	16	39

Income tax expense (recovery) (note 13)	19	(15)

Non-controlling interest	–	2
Net earnings (loss) and comprehensive earnings (loss)	(3)	52

Deficit, beginning of year	(210)	(262)
Deficit, end of year	$(213)	$(210)
Basic and diluted earnings (loss) in dollars per share (note 9)	$(0.03)	$0.52

See accompanying notes to consolidated financial statements.

Tembec Financial Report 2011 55

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars)

	2011	2010
Cash flows from operating activities:
Net earnings (loss)	$(3)	$52
Adjustments for:
Depreciation and amortization	45	56
Unrealized foreign exchange and other	(2)	(1)
Exchange loss (gain) on long-term debt	1	(27)
Future income tax expense (recovery) (note 13)	11	(15)
Other items (note 11)	(11)	13
Excess cash contributions over pension expense	(20)	(20)
Other	(1)	–
	20	58
Changes in non-cash working capital:
Accounts receivable	33	(41)
Inventories	(6)	16
Prepaid expenses	1	5
Accounts payable, accrued charges and interest payable	21	40
	49	20
	69	78
Cash flows from investing activities:
Additions to fixed assets	(55)	(25)
Proceeds on land sales and other	17	7
Proceeds on sale of French mills (note 11)	–	86
Other	(5)	(1)
	(43)	67
Cash flows from financing activities:
Change in operating bank loans	5	(117)
Cash held in trust (note 11)	–	(6)
Increase in long-term debt	8	272
Repayments of long-term debt	(8)	(318)
Change in other long-term liabilities	(1)	2
Financing costs and other	1	(15)
	5	(182)
Net increase (decrease) in cash and cash equivalents	31	(37)
Cash and cash equivalents, beginning of year	68	105
Cash and cash equivalents, end of year	$99	$68

Interest paid in 2011 totalled $25 million ($29 million in 2010) and income taxes paid amounted to $1 million (nil in 2010).
See accompanying notes to consolidated financial statements.

56 Tembec Financial Report 2011

Consolidated Financial Statements

CONSOLIDATED BUSINESS SEGMENT INFORMATION
Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars)

						2011
	Forest	Dissolving &	High-Yield		Corporate
	Products	Chemical Pulp	Pulp	Paper	& Other	Consolidated
Sales:
External	$375	$681	$348	$339	$–	$1,743
Internal	96	12	30	–	7	145
	471	693	378	339	7	1,888
Earnings (loss) before the following:	(46)	138	(4)	28	(21)	95
Depreciation and amortization	13	18	10	3	1	45
Other items (note 11)	4	–	–	–	(3)	1
Operating earnings (loss)	(63)	120	(14)	25	(19)	49
Net fixed asset additions	10	38	3	4	–	55
Identifiable assets – excluding cash and cash equivalents	264	437	174	119	14	1,008
Cash and cash equivalents						99
Total assets						$1,107

						2010
	Forest	Dissolving &	High-Yield		Corporate
	Products	Chemical Pulp	Pulp	Paper	& Other	Consolidated
Sales:
External	$346	$816	$367	$348	$–	$1,877
Internal	88	14	28	–	5	135
	434	830	395	348	5	2,012
Earnings (loss) before the following:	(10)	120	47	(2)	(23)	132
Depreciation and amortization	16	27	10	3	–	56
Other items (note 11)	(2)	(12)	–	7	20	13
Operating earnings (loss)	(24)	105	37	(12)	(43)	63
Net fixed asset additions	7	12	3	3	–	25
Identifiable assets – excluding cash and cash equivalents	241	444	213	123	15	1,036
Cash and cash equivalents						68
Total assets						$1,104

Tembec Financial Report 2011 57

Consolidated Financial Statements

CONSOLIDATED GEOGRAPHIC AREA INFORMATION
Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars)

					2011
	Forest	Dissolving &	High-Yield
	Products	Chemical Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$208	$52	$2	$59	$321
United States	146	191	2	252	591
China	15	158	170	–	343
European Union	1	195	55	11	262
Other	5	85	119	17	226
	$375	$681	$348	$339	$1,743

					2010
	Forest	Dissolving &	High-Yield
	Products	Chemical Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$212	$81	$4	$70	$367
United States	126	193	4	259	582
China	4	93	211	–	308
European Union	1	338	59	6	404
Other	3	111	89	13	216
	$346	$816	$367	$348	$1,877

				2011	2010
Fixed assets:
Canada				$402	$419
France				89	76
Other				2	3
				$493	$498

58 Tembec Financial Report 2011

Notes to Consolidated Financial Statements
(in millions of Canadian dollars, unless otherwise noted)

BUSINESS OF THE COMPANY

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. During the December 2010 quarter, the Company reorganized its internal reporting structure. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of chemical product sales are related to byproducts generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Dissolving and Chemical Pulp segment consists primarily of manufacturing and marketing activities of dissolving and chemical pulps including the transformation and sale of resins and pulp by-products. The High-Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps. The Paper segment consists primarily of production and sales of coated bleached board and newsprint. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in Note 1. Comparative prior period segment information has been restated to conform with the new segment presentation.

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and include the accounts of the Company, Tembec Inc. (the “Corporation”), and all its subsidiaries (collectively “Tembec” or the “Company”). Investments over which the Corporation has effective control are fully consolidated.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates are: useful lives of fixed assets, value of long-term receivables, impairment of long-lived assets, employee future benefits, income taxes, asset retirement obligations and environmental accruals. Actual results could differ from those estimates.

REVENUE

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable, and collection is reasonably assured.

Tembec Financial Report 2011 59

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading. Accounts receivable and long-term receivables are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, interest payable and long-term debt are classified as other liabilities, all of which are measured at amortized cost. The Company measures all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

In establishing the fair value of financial assets and liabilities measured at fair value on a recurring basis, the Company uses a hierarchy based on the following levels:

Level 1: defined as observable inputs such as quoted prices in active markets.

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3: defined as inputs that are based on little or no observable market data and, therefore, requiring entities to develop their own assumptions.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents, including cash on hand, demand deposits, banker’s acceptances and commercial paper with maturities of three months or less from date of purchase, are recorded at fair value.

INVENTORIES

Finished goods, work in process, wood chips, logs and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as converted to finished goods basis. Operating, maintenance and spare parts inventories are valued at lower of cost and net realizable value.

60 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FIXED ASSETS AND GOVERNMENT ASSISTANCE

Fixed assets are recorded at cost after deducting investment tax credits and government assistance. Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Assets	Period
Buildings	20 – 30 years
Production equipment:
Pulp and paper	20 – 30 years
Sawmill	10 – 15 years
Forest access roads	3 – 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

ENVIRONMENTAL COSTS

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

Tembec Financial Report 2011 61

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EMPLOYEE FUTURE BENEFITS

Employee future benefits include pension plans and other employee future benefit plans. Other employee future benefit plans include post-retirement life insurance programs, healthcare and dental care benefits as well as certain post-employment benefits provided to disabled employees. Registered pension plans are funded in accordance with applicable legislation and their assets are held by an independent trustee. The obligations of non-registered pension plans and other employee future benefit plans are funded by the Company as they become due.

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

The cost of employee future benefits provided in exchange for employees’ services rendered during the year;

The interest cost on employee future benefit obligations;

The expected return on pension fund assets based on the fair value of plan assets;

Gains or losses on settlements or curtailments where, when the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

The straight-line amortization of past service costs and plan amendments over the average remaining service period to full eligibility of the active employee group covered by the defined benefit plans or the average remaining lifetime of those entitled to benefits for plans covering only inactive participants; and

The amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or fair value of plan assets at the beginning of the year, over the average remaining service period of the active employee group covered by the defined benefit plans or the average remaining lifetime of those entitled to benefits for plans covering only inactive participants.

The employee future benefit obligations are determined in accordance with the projected benefit method prorated on services, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and actuarial factors.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The exchange gains or losses resulting from the translations are included in “Interest, foreign exchange and other” expenses. Revenues and expenses are translated at prevailing exchange rates during the year.

62 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the enacted or substantially enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

INVESTMENT TAX CREDITS AND GOVERNMENT ASSISTANCE

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

SHARE-BASED COMPENSATION PLANS

The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share-based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are awarded. DSUs are remeasured at each reporting period, until settlement, using the trading price of the common shares of the Company.

Performance Conditioned Restricted Share Units (PCRSU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period, until settlement, using the trading price of the common shares of the Company.

Tembec Financial Report 2011 63

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS

The Company manages, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally US dollars and euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting for these derivative financial instruments. These are measured at fair value, with changes in fair value recognized in earnings.

FREIGHT AND OTHER DEDUCTIONS

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in “freight and other deductions” in the consolidated statements of operations and deficit.

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Accounting Standards Board of Canada (AcSB) confirmed that publicly accountable entities would be required to apply, and report in accordance with International Financial Reporting Standards (IFRS), in full and without modification, effective in fiscal years beginning on or after January 1, 2011, which, in the case of the Company, represents interim and fiscal year-end periods beginning on September 25, 2011 (the “Changeover” date). In the Company’s reporting in those periods following the Changeover date, the Company will be required to present comparative data for equivalent periods in the previous fiscal year, making September 26, 2010, the “Transition” date for the Company.

The Company has identified those areas that will be impacted by changes in accounting policy and made policy elections where they are required to be made either specifically at the Transition date or on a prospective basis. The areas that are most impacted for the Company are: property, plant, and equipment; employee future benefits; biological assets; warrants; provisions; and contributed surplus.

Management is finalizing the determination of the impact of the application of IFRS on the financial statements.

64 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

3. INVENTORIES

	2011	2010
Finished goods	$112	$111
Logs and wood chips	66	64
Supplies and materials	83	80
	$261	$255

Cost of sales consists primarily of inventories recognized as an expense for fiscal 2011 and fiscal 2010.

The provision for net realizable values relating to logs and finished goods were as follows:

	2011	2010
Forest Products	$3	$4
Dissolving and Chemical Pulp	–	–
High-Yield Pulp	1	–
Paper	–	–
	$4	$4

4. FIXED ASSETS

			2011			2010
		Accumulated	Net		Accumulated	Net
	Cost	depreciation	book value	Cost	depreciation	book value
Land	$12	$–	$12	$12	$–	$12
Buildings	79	19	60	76	13	63
Production equipment:
Pulp and paper	439	102	337	441	81	360
Sawmill	92	61	31	91	50	41
Forest access roads	17	1	16	11	–	11
Assets under construction	37	–	37	11	–	11
	$676	$183	$493	$642	$144	$498

Tembec Financial Report 2011 65

Notes to Consolidated Financial Statements

5. OTHER ASSETS

	2011	2010
Loan receivable – Temlam	$23	$23
Deferred pension costs (note 14)	16	6
Long-term loans to employees	1	2
Notes receivable	–	2
Other	4	1
	$44	$34

In October 2008, the Company assumed the rank of secured lender to the Temlam LVL mill by effecting a payment of $22 million plus $1 million of custodial fees. The Company retains a 50% ownership position in the LVL mill that remains idle. Improvements in the U.S. housing market will be required before operations can resume or the Company can monetize the loan.

6. OPERATING BANK LOANS

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility expiring in February 2016. The new facility effectively replaces the prior $205 million revolving working capital facility due to expire in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at September 24, 2011, the amount available and unused, based on eligible receivables and inventories, was $140million of which $34 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2011, the amount available was $18 million (2010 - $25million) net of borrowings of $6 million (2010 - $1 million).

66 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

7. LONG-TERM DEBT

	2011	2010
Tembec Inc.
6% unsecured notes, repayable in semi-annual instalments of $2 million beginning March 30, 2008, with the balance due on September 30, 2012	$5	$9
Other	2	2

Tembec Industries Inc.
11.25% senior secured notes US $255 million, due December 15, 2018, with semi-annual interest payments due June 15 and December 15 of each year	262	261

Tembec Tartas SAS
Secured term loans € 5 million, bearing interest at EURIBOR plus 2%, repayable in quarterly instalments beginning in March 2012 and maturing in December 2017	7	–
Unsecured term loans € 12 million, non-interest bearing, repayable and maturing at various dates from June 2014 to September 2020	17	12
Other	1	2

Tembec Envirofinance SAS	–	7

Kirkland Lake Engineered Wood Products Inc.	8	8
	$302	$301

Less current portion	18	17
Less unamortized financing costs	13	13
	$271	$271

On August 17, 2010, the Company completed a private offering of US $255 million in aggregate principal amount of 11.25% senior secured notes (the “Notes”) due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries. The proceeds from the offering, together with cash on hand, were used to permanently repay all outstanding indebtedness under the previous US $300 million term loan facility, to pay prepayment premiums in connection therewith and to pay fees and expenses related to the offering.

The Company entered into a registration rights agreement with the initial purchasers pursuant to which they have agreed to use commercially reasonable efforts to register with the SEC, new notes having substantially identical terms as the Notes. The exchange offer and the registration of the new notes with the SEC were completed on March 31, 2011.

Tembec Financial Report 2011 67

Notes to Consolidated Financial Statements

7. LONG-TERM DEBT (CONTINUED)

Instalments on consolidated long-term debt for the five years following September 24, 2011, are as follows:

2012	$18
2013	$6
2014	$5
2015	$5
2016	$4

8. OTHER LONG-TERM LIABILITIES AND CREDITS

	2011	2010
Accrued benefit liability - pension benefit plans (note 14)	$119	$130
Accrued benefit liability - other benefit plans (note 14)	50	57
Reforestation	9	9
Environmental and other asset retirement obligations	4	4
Other	6	9
	$188	$209

9. SHARE CAPITAL

AUTHORIZED

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

11,111,111 warrants convertible in equal amount of common shares and expiring February 29, 2012. The warrants shall be deemed to be exercised and shall be automatically converted into new common shares when the 20-day volume-weighted average trading price of a single common share reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control at a purchase price per common share equal to at least $12.00.

(a)	Common shares and warrants issued

	2011	2010
Issued and fully paid:
100,000,000 common shares	$564	$564
11,093,943 warrants	6	6
	$570	$570

68 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

9. SHARE CAPITAL (CONTINUED)

(b)	Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2011	2010
Net earnings (loss)	$(3)	$52
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employee share options and warrants	–	–
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted earnings (loss) in dollars per share	$(0.03)	$0.52

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

(c)	Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. No options have been granted since 2006. No compensation expense was recorded for the years ended September 24, 2011 and September25, 2010.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

		2011		2010
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance, beginning of year	161,123	$89.01	185,031	$105.17
Options cancelled	(39,103)	132.67	(23,908)	214.07
Balance, end of year	122,020	$75.01	161,123	$89.01
Exercisable, end of year	122,020	$75.01	151,470	$92.83

Of the total 39,103 (2010 – 23,908) options cancelled, 4,001 (2010 – 17,495) expired and 35,102 (2010 – 6,413) were forfeited.

Tembec Financial Report 2011 69

Notes to Consolidated Financial Statements

9. SHARE CAPITAL (CONTINUED)

(c)	Share-based compensation (continued)

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 24, 2011:

	Outstanding options and exercisable options
		Weighted	Weighted
	Number of	remaining	average
Year granted	options	contractual life	exercise price
2002	5,790	0.15	$188.34
2003	4,696	1.17	180.79
2004	5,772	2.15	138.77
2005	57,792	3.44	86.78
2006	47,970	4.14	29.13
	122,020	3.41	$75.01

(d)	Other share-based compensation

During fiscal 2009, the Company established a Performance-Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. Each PCRSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. Vesting of the PCRSUs is based on the attainment of performance objectives over a three-year period. PCRSUs will be settled in the form of cash.

The following table summarizes the grant of PCRSUs that has occurred over the past two years:

	2011	2010
Balance, beginning of year	1,563,000	1,116,000
Grants	732,201	536,000
Forfeitures	(271,194)	(89,000)
Balance, end of year	2,024,007	1,563,000
Vested, end of year	622,940	–

Directors of the Company are given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of Deferred Share Units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to a director upon termination of Board service and is payable in the form of cash.

70 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

9. SHARE CAPITAL (CONTINUED)

(d)	Other share-based compensation (continued)

The following table summarizes the grant of DSUs that has occurred over the past two years:

	2011	2010
Balance, beginning of year	411,222	411,222
Grants	750,999	–
Paid	(42,385)	–
Balance, end of year	1,119,836	411,222
Vested, end of year	619,170	411,222

On November 17, 2010, under the Directors’ Share Award Plan, non-executive members of the Board were granted 655,175DSUs, and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs are vesting in three equal amounts over the next three Annual General Shareholders’ meetings beginning on January 27, 2011.

During fiscal 2006, the Predecessor of the Company established a performance share units (PSU) plan for designated senior executives. Under the terms of this plan, senior executives may be eligible to an annual incentive remuneration paid to them in the form of PSUs. Each PSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A PSU is paid to an executive following a three-year vesting period and is payable in the form of cash. As at September 24, 2011, no PSUs (2010 – 40,523) were outstanding.

The following table summarizes the details of share-based compensation expenses relating to its different share-based compensation plans:

	2011	2010
Performance-conditioned restricted share unit plan	$2	$1
Directors’ share award plan	–	1
Performance share unit plan	–	–
	$2	$2

Tembec Financial Report 2011 71

Notes to Consolidated Financial Statements

10. GUARANTEES, COMMITMENTS AND CONTINGENCIES

GUARANTEES

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in fiscal 2012.

LUMBER EXPORT TAXES

Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce (USDOC) revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

COMMITMENTS

The Company has entered into operating leases for expected cash outflows of $14 million. Outflows for the five years following September 24, 2011, are as follows:

2012	$5
2013	$3
2014	$2
2015	$2
2016	$1

CONTINGENCIES

The Company is party to claims and litigations arising in the normal course of operations. The Company does not expect that the resolution of these matters will have a material adverse effect on the Company’s financial condition, earnings or liquidity.

72 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

11. OTHER ITEMS

2011

During the September 2011 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to pension and healthcare benefits, legal costs, site security and custodial costs. For the year ended September24, 2011, these charges amount to $8 million.

During the June 2011 quarter, the Company finalized the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario, and recorded a pre-tax gain of $3 million. Total consideration for the assets, which had a capacity of 7.4 megawatts, was $16 million paid in cash.

During the June 2011 quarter, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company determined that it no longer exercised control over this investment. The Company recorded a gain of $8 million relating to the deconsolidation of this subsidiary, arising primarily from the reduction in its consolidated accrued benefit obligation.

During the March 2011 quarter, the Company announced the permanent closure of the Taschereau, Quebec, sawmill. The facility had been idled since October 2009. The Company recorded a charge of $3 million relating to severance and other items.

During the March 2011 quarter, the Company recorded a charge of $1 million for severance relating to the Cranbrook, British Columbia, planer mill operation. The mill has been indefinitely idled since November 2007.

2010

During the September 2010 quarter, the Company incurred a net charge of $7 million relating to the permanent closure of its newsprint mill located in Pine Falls, Manitoba. The write-down of assets for $13 million and the accrual for severances and other for $10 million were partially offset by the recognition of a curtailment gain in employee future benefits totalling $16 million.

On May 7, 2010, the Company finalized the sale of the kraft pulp mills located in Tarascon and Saint-Gaudens, France, to Paper Excellence B.V. and recorded a gain of $12 million. Proceeds amounted to 66 million euros ($88 million) for the shares. Total proceeds of $88 million were reduced by $2 million for cash balance left in the two mills. Approximately 4 million euros ($6million) of this amount will be held in escrow with the Company’s counsel until May 2012 (changed from May 2011 under the terms of the escrow agreement) to secure certain undertakings made by the Company. Paper Excellence B.V. also assumed 31million euros ($41 million) of debt.

As a result of an order issued by the Ontario Ministry of the Environment, the Company has had to undertake the removal of black liquor from storage tanks and pipelines of the bankrupt Marathon, Ontario, pulp facility. Costs for the September, June and March 2010 quarters amounted to $2 million, $2 million and $3 million, respectively.

Tembec Financial Report 2011 73

Notes to Consolidated Financial Statements

11. OTHER ITEMS (CONTINUED)

2010 (CONTINUED)

In April 2009, the Company sold the St. Francisville, Louisiana, coated paper mill facility and related equipment to West Feliciana Acquisition, LLC (WFA). The paper mill had been idle since July 2007. A portion of the consideration received by the Company included two US $5 million interest bearing notes. Principal payments on the notes were due on various dates beginning in March2011 and ending in March 2016. On January 17, 2010, WFA filed for relief under Chapter 11 of the U.S. Bankruptcy Code. It was unlikely that the Company would recover any portion of the interest-bearing notes and, as a result, a charge of $12million relating to these notes was recorded during the March 2010 quarter. During the June 2010 quarter, the Company recorded a charge of $1million relating to pension and healthcare benefits, which the Company has continued to incur following the sale.

During the December 2009 and March 2010 quarters, the Company completed the sale of a number of land properties and recorded a gain of $2 million.

The following table provides an analysis of the other items by business segment of the Company:

						2011
	Forest	Dissolving &	High-Yield		Corporate
	Products	Chemical Pulp	Pulp	Paper	& Other	Consolidated
Gain on sale of assets	$–	$–	$–	$–	$(3)	$(3)
Other	1	–	–	–	8	9
Severance, other labour-related and idling costs	3	–	–	–	(8)	(5)
	$4	$–	$–	$–	$(3)	$1

						2010
	Forest	Dissolving &	High-Yield		Corporate
	Products	Chemical Pulp	Pulp	Paper	& Other	Consolidated
Gain on sales of assets	$(2)	$(12)	$–	$–	$12	$(2)
Other	–	–	–	11	7	18
Severance, other labour-related and idling costs	–	–	–	(4)	1	(3)
	$(2)	$(12)	$–	$7	$20	$13

74 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

12. INTEREST, FOREIGN EXCHANGE AND OTHER

	2011	2010
Interest on long-term debt	$31	$27
Interest on operating bank loan	1	3
	32	30
Exchange gain on conversion of integrated foreign subsidiaries	(2)	(1)
Other foreign exchange items	1	14
Fees - new revolving working capital facility	2	–
Term loan prepayment premium	–	6
Bank charges and other	(1)	2
	–	21
	$32	$51

Foreign exchange items included in the financial statements are as follows:
	2011	2010
Exchange loss (gain) on long-term debt	$1	$(27)
Exchange gain on conversion of integrated foreign subsidiaries	(2)	(1)
Other foreign exchange items	1	14
	$–	$(14)

13. INCOME TAXES

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2011	2010
Future income tax assets:
Non-capital loss carry-forwards and pool of deductible scientific research and development expenditures	$403	$386
Fixed assets	41	34
Employee future benefits	41	49
Capital loss carry-forwards	3	7
Financing charges	–	7
Other	16	18
Valuation allowance	(486)	(472)
	18	29
Future income tax liabilities:
Other	(2)	(2)
Net future income tax assets	$16	$27

Tembec Financial Report 2011 75

Notes to Consolidated Financial Statements

13. INCOME TAXES (CONTINUED)

Certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years:

	Amounts	Expiring dates
Non-capital loss carried forward for:
Canadian subsidiaries	$1,106	2014 to 2031
U.S. subsidiaries	$18	2028 to 2031
French subsidiaries	$32	Unlimited
Pool of deductible scientific research and experimental development	$370	Unlimited

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2011	2010
Earnings before income taxes and non-controlling interest	$16	$39
Income tax expense based on combined federal and provincial income tax rates of 27.8% (2010 – 29.8%)	$4	$12
Increase (decrease) resulting from:
Future income tax adjustment due to rate enactments	–	2
Change in valuation allowance	11	(20)
Difference in statutory income tax rate	5	4
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	–	(3)
Non-taxable exchange gain on conversion of integrated foreign subsidiaries	–	(10)
Other permanent differences	(1)	–
	15	(27)
Income tax expense (recovery)	$19	$(15)
Income taxes
Current	$8	$–
Future	11	(15)
Income tax expense (recovery)	$19	$(15)

76 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS

DEFINED CONTRIBUTION PENSION PLANS

The Company contributes to defined contribution pension plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense of $11 million (2010 – $9 million) under these plans is equal to the Company’s contribution.

DEFINED BENEFIT PENSION PLANS

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January1, 2000, participate in defined contribution pension plans. Some of the defined benefit pension plans are contributory. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using management’s most probable assumptions.

OTHER FUTURE BENEFIT PLANS

The Company offers post-retirement life insurance, healthcare and dental care plans to some of its retirees. The Company offers post-employment healthcare and dental care plans to disabled employees. The Company also assumes post-employment life insurance coverage of some of its disabled employees.

The post-retirement and post-employment benefit expenses and the obligations related to other future benefit plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted as at January 1, 2010 or May 1, 2009.

The post-retirement and post-employment benefit plans are unfunded.

COMPANY CONTRIBUTIONS

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans including multi-employer pension plans. The Company contributions were $44 million for fiscal 2011 and 2010.

DESCRIPTION OF FUND ASSETS

The assets of the registered defined benefit pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at June 30, 2011, the defined benefit pension plan assets were comprised of 1% (1% in 2010) in cash and short-term investments, 5% (5% in 2010) in real estate, 44% (45% in 2010) in bonds and 50% (49% in 2010) in Canadian, U.S. and foreign equity.

Tembec Financial Report 2011 77

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

FUNDING POLICY

The Company’s funding policy for registered defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation or as deemed appropriate by management from time to time. The latest funding actuarial valuations were conducted for two plans on January 1, 2011, 10 plans on December 31, 2010, one plan on December 31, 2009, and three plans on December 31, 2008.

INVESTMENT POLICY

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets to the extent permitted by the investment policy. Their performance is evaluated in relation to the market performance on the target mix.

INFORMATION ABOUT THE COMPANY’S DEFINED BENEFIT PLANS IN AGGREGATE

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year.

During fiscal 2011, significant lump sum payments to employees were paid from the Pine Falls and Taschereau pension plans having for effect of reducing benefit obligations (obligations being settled) by $4 million and benefit plan assets (settlement payments) by $3 million. In fiscal 2010, significant lump sum payments to employees were paid from the Pine Falls pension plans having for effect of reducing benefit obligations by $18 million and benefit plan assets by $15 million. In fiscal 2010, benefit obligations were also reduced by $45 million relating to the purchase of annuities for a partial windup group. As a result, benefit plan assets were reduced by $42 million.

78 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

INFORMATION ABOUT THE COMPANY’S DEFINED BENEFIT PLANS IN AGGREGATE (CONTINUED)

The following tables present the change in the accrued benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in accrued benefit obligations for defined benefit plans:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Accrued benefit obligation, at beginning of year	$786	$828	$49	$55
Current service cost	8	11	1	1
Interest cost	39	46	2	3
Employee contributions	2	2	–	–
Benefits paid	(44)	(48)	(2)	(3)
Divestitures	–	(9)	(3)	(1)
Plan amendments	1	1	–	–
Actuarial loss (gain)	16	54	(2)	(3)
Foreign exchange rate changes and other adjusments	1	(9)	–	–
Decrease in obligation due to curtailment	–	(24)	–	(3)
Obligations being settled	(5)	(66)	–	–
Accrued benefit obligation, at end of year	$804	$786	$45	$49

Change in fair value of plan assets for defined benefit plans:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Fair value of defined benefit plan assets, at beginning of year	$580	$606	$–	$–
Actual return on plan assets	75	57	–	–
Employer contributions	31	28	2	3
Employee contributions	2	2	–	–
Benefits paid	(44)	(48)	(2)	(3)
Foreign exchange rate changes and other adjusments	1	(5)	–	–
Settlement payments	(4)	(60)	–	–
Fair value of defined benefit plan assets, at end of year	$641	$580	$–	$–

Tembec Financial Report 2011 79

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

FUNDED STATUS

The following table presents the difference between the fair value of plan assets and the actuarially determined accrued benefit obligation as at June 30, 2011 and June 30, 2010, for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the consolidated balance sheets. The difference between the funded status and the net amount recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance as described in Note 1.

Reconciliation of funded status for defined benefit plans:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Fair value of plan assets	$641	$580	$–	$–
Accrued benefit obligation	(804)	(786)	(45)	(49)
Plan deficit	(163)	(206)	(45)	(49)
Employer contribution after measurement date (June 30)	9	8	–	1
Unamortized past service costs	2	1	3	3
Unamortized net actuarial loss (gain)	49	73	(8)	(12)
Net benefit liability	$(103)	$(124)	$(50)	$(57)

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Deferred pension costs	$16	$6	$–	$–
Accrued benefit liability	(119)	(130)	(50)	(57)
Net benefit liability	$(103)	$(124)	$(50)	$(57)

The accrued benefit obligations in excess of fair value of plan assets at the end of the year with respect to defined benefit plans that are not fully funded are as follows:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Fair value of plan assets	$636	$579	$–	$–
Accrued benefit obligation	(800)	(785)	(45)	(49)
Plan deficit	$(164)	$(206)	$(45)	$(49)

80 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

COMPONENTS OF NET PERIODIC BENEFIT COST FOR DEFINED BENEFIT PENSION PLANS

	2011	2010
Current service cost	$8	$11
Interest cost	39	46
Actual return on plan assets	(75)	(57)
Actuarial loss	16	54
Curtailment gain	–	(15)
Settlement gain	(1)	(2)
Plan amendments and other	1	1

Net expense (income) before adjustments to recognize the long-term nature of the plans	(12)	38

Difference between expected and actual return on plan assets	38	17
Difference between net actuarial gain and actuarial gain	(14)	(54)
Difference between amortization of past service costs for the year and actual plan amendments for the year	(1)	(1)
Net periodic benefit cost	$11	$–

COMPONENTS OF NET PERIODIC BENEFIT COST FOR OTHER FUTURE BENEFIT PLANS

	2011	2010
Current service cost	$1	$1
Interest cost	2	3
Curtailment gain	–	(1)
Actuarial gain	(2)	(3)
Net expense before adjustments to recognize the long-term nature of the plans	1	–

Difference between amortization of past service costs for the year and actual plan amendments for the year	1	1
Difference between net actuarial loss and actuarial loss	1	2
Net periodic benefit cost	$3	$3

Tembec Financial Report 2011 81

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

ASSUMPTIONS

Significant assumptions for defined benefit pension plans (weighted average):

	2011	2010
Accrued benefit obligation at end of year:
Discount rate	4.94%	5.12%
Rate of compensation increase	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	5.12%	5.73%
Rate of compensation increase	2.50%	2.61%
Expected long-term return on assets	6.52%	6.88%

Significant assumptions for other future benefit plans (weighted average):

	2011	2010
Accrued benefit obligation at end of year:
Discount rate	4.91%	5.12%
Rate of compensation increase	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	5.12%	5.48%
Rate of compensation increase	2.50%	2.50%

Assumed healthcare cost trend rate at end of year:
Initial healthcare cost trend	7.50%	8.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate healthcare cost trend rate	5.00%	5.00%

Effect of change in healthcare cost trend rate (1% increase):
Total of service cost and interest cost	$–	$–
Accrued benefit obligation	$3	$3

Effect of change in healthcare cost trend rate (1% decrease):
Total of service cost and interest cost	$–	$–
Accrued benefit obligation	$(3)	$(3)

82 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

15. FINANCIAL INSTRUMENTS

FAIR VALUE

The carrying amount of cash and cash equivalents, cash held in trust, derivative financial instruments, accounts receivable, bank indebtedness, operating bank loans, accounts payable and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	2011	2010
Carrying value	$289	$288
Fair value	$294	$301

Cash and cash equivalents, cash held in trust and the derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market.

FINANCIAL RISK MANAGEMENT

Overview
The Company has exposure to the following risks from its use of financial instruments:

Credit risk
Liquidity risk
Market risk
–	Foreign currency rate risk
–	Interest rate risk
–	Commodity price and operational risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management policy. The policy defines the method by which the Company manages its risk through properly and prudently administering the Company’s financial assets, liabilities and derivatives. Internal Audit measures the adequacy of the business control systems through the execution of an Internal Audit Plan approved by the Audit Committee.

CREDIT RISK MANAGEMENT

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. As required in the Risk Management Policy, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expense has not been significant in the past. The allowance for doubtful accounts for the Company, as at September 24, 2011, was nil (2010 – $1 million).

Tembec Financial Report 2011 83

Notes to Consolidated Financial Statements

15. FINANCIAL INSTRUMENTS (CONTINUED)

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2011	2010
Loans and receivables	$206	$236
Cash, cash equivalents and cash held in trust	$105	$74

The maximum exposure to credit risk for trade accounts receivable as at September 24, 2011 and September 25, 2010, by geographical region was as follows:

	2011	2010
Canada	$27	$23
United States	69	65
Pacific Rim and India	19	27
United Kingdom, Europe and other	18	48
	133	163
Allowance for doubtful accounts	–	(1)
Net trade receivables	133	162
Other receivables including input tax credits	49	47
Accounts receivable	$182	$209

The aging of trade accounts receivable was as follows:

		2011		2010
	Gross	Allowance	Gross	Allowance
Not past due	$125	$–	$150	$–
Past due 0–30 days	6	–	8	–
Past due 31–60 days	2	–	–	–
Past due 61–90 days	–	–	3	–
More than 90 days	–	–	2	1
	$133	$–	$163	$1

The movement in the allowance for doubtful accounts receivable in respect to trade accounts receivable was as follows:

	2011	2010
Balance, beginning of year	$1	$2
Bad debt written off	(1)	(1)
Balance, end of year	$–	$1

84 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

15. FINANCIAL INSTRUMENTS (CONTINUED)

LIQUIDITY RISK MANAGEMENT

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, and seasonal working capital requirements, which would require approximately $150 million to $200 million of liquidity.

EXPOSURE TO LIQUIDITY RISK

A liquidity reserve in the form of cash and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at September 24, 2011, totalled $229 million (2010 – $174 million). Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

							2011
	Carrying	Contractual	6 months	6–12	1–2	2–5	More than
	amount	cash flows	or less	months	years	years	5 years
Secured bank loans	$278	$494	$15	$16	$31	$98	$334
Unsecured loans	24	27	4	5	5	11	2
Operating bank loans	6	6	6	–	–	–	–
Trade and others	262	262	262	–	–	–	–
	$570	$789	$287	$21	$36	$109	$336

The Company had no derivative financial liabilities at September 24, 2011. It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or, excluding the effects of foreign exchange fluctuations on US dollar liabilities, at significantly different amounts.

FOREIGN CURRENCY RATE RISK MANAGEMENT

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are Canadian dollar, US dollar and euro.

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The prices for many products, including those sold in Canada and Europe, are generally driven by US$ reference prices of similar products. The Company generates approximately $1.3 billion of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

Tembec Financial Report 2011 85

Notes to Consolidated Financial Statements

15. FINANCIAL INSTRUMENTS (CONTINUED)

FOREIGN CURRENCY RATE SENSITIVITY ANALYSIS

Based on 2012 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

Sales increase	$13
Cost of sales increase	3
Gross margin	10
Loss on US dollar debt translation	3
Pre-tax earnings increase	$7

Direct US $ purchases of raw materials, supplies and services provided a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency.

Interest expense on the Company’s US $ denominated debt provides a small offset to its US $ exposure. To further reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at September 24, 2011, the Company does not hold any foreign exchange contracts.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

INTEREST RATE SENSITIVITY ANALYSIS

Fluctuations of market interest rates have little impact on the Company’s financial results since the majority of the Company’s debts are fixed rate debts.

COMMODITY PRICE AND OPERATIONAL RISK MANAGEMENT

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses. The Company may periodically purchase lumber, pulp and newsprint price derivative commodity contracts to mitigate the impact of price volatility. The Company did not hold any significant product price derivative commodity contracts at September 24, 2011 and September 25, 2010.

The manufacturing activities conducted by the Company’s operations are subject to a number of risks, including availability and price of fibre and competitive prices for purchased energy and raw materials. To mitigate the impact of price fluctuations, the Company may periodically purchase derivative commodity contracts. The Company does not currently hold any significant derivative commodity contracts.

86 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

16. CAPITAL MANAGEMENT

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents and cash held in trust. Total capitalization includes net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio for the Company as at September 24, 2011 and September 25, 2010, were at 27% and 28%, respectively.

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following condensed consolidating financial information has been included in these consolidated financial statements in compliance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the “Subsidiary Issuer”) are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the “Parent Company”) and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at September 24, 2011 and September 25, 2010, and the statements of operations and deficit, and the statement of cash flows for the years ended September 24, 2011 and September 25, 2010, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with Canadian GAAP, reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

Tembec Financial Report 2011 87

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED BALANCE SHEETS UNDER CANADIAN GAAP

	Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$–	$–	$40	$59	$–	$99
Cash held in trust	–	–	–	6	–	6
Accounts receivable	35	299	140	49	(341)	182
Inventories	–	–	232	29	–	261
Prepaid expenses	–	1	5	–	–	6
	35	300	417	143	(341)	554

Investments	333	647	–	–	(980)	–
Fixed assets	–	5	389	99	–	493
Other assets	–	29	13	2	–	44
Future income taxes	1	–	–	15	–	16
	$369	$981	$819	$259	$(1,321)	$1,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans	$–	$–	$–	$6	$–	$6
Accounts payable and accrued charges	–	194	319	88	(347)	254
Interest payable	–	8	–	–	–	8
Current portion of long-term debt	5	–	–	13	–	18
	5	202	319	107	(347)	286

Long-term debt	2	249	–	26	(6)	271
Other long-term liabilities and credits	–	127	46	15	–	188
Future income taxes	–	61	(60)	(1)	–	–

Shareholders’ equity:
Share capital	570	555	668	34	(1,257)	570
Contributed surplus	5	5	–	5	(10)	5
Retained earnings (deficit)	(213)	(218)	(154)	73	299	(213)
	362	342	514	112	(968)	362
	$369	$981	$819	$259	$(1,321)	$1,107

88 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED BALANCE SHEETS UNDER CANADIAN GAAP (CONTINUED)

Year ended September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$–	$1	$24	$43	$–	$68
Cash held in trust	–	–	–	6	–	6
Accounts receivable	38	350	175	41	(395)	209
Inventories	–	–	231	24	–	255
Prepaid expenses	–	1	5	1	–	7
	38	352	435	115	(395)	545

Investments	337	565	–	–	(902)	–
Fixed assets	–	5	404	89	–	498
Other assets	–	27	6	1	–	34
Future income taxes	1	–	–	26	–	27
	$376	$949	$845	$231	$(1,297)	$1,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans	$–	$–	$–	$1	$–	$1
Accounts payable and accrued charges	–	170	305	157	(394)	238
Interest payable	–	3	–	–	–	3
Current portion of long-term debt	5	–	–	12	–	17
	5	173	305	170	(394)	259

Long-term debt	6	248	–	23	(6)	271
Other long-term liabilities and credits	–	133	48	28	–	209
Future income taxes	–	54	(53)	(1)	–	–

Shareholders’ equity:
Share capital	570	551	669	(27)	(1,193)	570
Contributed surplus	5	5	–	5	(10)	5
Retained earnings (deficit)	(210)	(215)	(124)	33	306	(210)
	365	341	545	11	(897)	365
	$376	$949	$845	$231	$(1,297)	$1,104

Tembec Financial Report 2011 89

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT UNDER CANADIAN GAAP

Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$–	$3	$1,503	$255	$(18)	$1,743
Freight and other deductions	–	–	224	19	(6)	237
Lumber export taxes	–	–	13	–	–	13
Cost of sales	–	–	1,176	160	(12)	1,324
Selling, general and administrative	(1)	10	56	7	–	72
Share-based compensation	–	2	–	–	–	2
Depreciation and amortization	–	1	38	6	–	45
Other items	–	4	4	(7)	–	1
Operating earnings (loss)	1	(14)	(8)	70	–	49

Interest, foreign exchange and other	–	1	29	2	–	32
Exchange loss (gain) on long-term debt	–	1	–	–	–	1
Earnings (loss) before income taxes and non-controlling interest	1	(16)	(37)	68	–	16
Income tax expense (recovery)	–	7	(7)	19	–	19
Share of results of significantly influenced companies	4	(20)	–	–	16	–
Non-controlling interest	–	–	–	–	–	–
Net earnings (loss) and comprehensive earnings (loss)	(3)	(3)	(30)	49	(16)	(3)
Wind-up of subsidiary	–	–	–	(9)	9	–
Retained earnings (deficit), beginning of period	(210)	(215)	(124)	33	306	(210)
Retained earnings (deficit), end of period	$(213)	$(218)	$(154)	$73	$299	$(213)
Basic and diluted earnings (loss) in dollars per share						$(0.03)

90 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT UNDER CANADIAN GAAP (CONTINUED)

Year ended September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$–	$1	$1,484	$409	$(17)	$1,877
Freight and other deductions	–	–	210	30	(6)	234
Lumber export taxes	–	–	10	–	–	10
Cost of sales	–	–	1,132	305	(11)	1,426
Selling, general and administrative	–	5	58	10	–	73
Share-based compensation	–	2	–	–	–	2
Depreciation and amortization	–	–	43	13	–	56
Other items	–	19	6	(12)	–	13
Operating earnings (loss)	–	(25)	25	63	–	63

Interest, foreign exchange and other	1	35	31	(16)	–	51
Exchange loss (gain) on long-term debt	–	(19)	–	(8)	–	(27)
Earnings (loss) before income taxes and non-controlling interest	(1)	(41)	(6)	87	–	39
Income tax expense (recovery)	(1)	15	(15)	(14)	–	(15)
Share of results of significantly influenced companies	(52)	(101)	–	–	153	–
Non-controlling interest	–	–	–	2	–	2
Net earnings (loss) and comprehensive earnings (loss)	52	45	9	99	(153)	52
Wind-up of subsidiary	–	–	–	–	–	–
Retained earnings (deficit), beginning of period	(262)	(260)	(133)	(66)	459	(262)
Retained earnings (deficit), end of period	$(210)	$(215)	$(124)	$33	$306	$(210)
Basic and diluted earnings (loss) in dollars per share						$0.52

Tembec Financial Report 2011 91

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS UNDER CANADIAN GAAP

Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(3)	$(3)	$(30)	$49	$(16)	$(3)
Adjustments for:
Depreciation and amortization	–	1	38	6	–	45
Unrealized foreign exchange and other	–	–	–	(2)	–	(2)
Exchange loss (gain) on long-term debt	–	1	–	–	–	1
Future income tax expense (recovery)	–	7	(7)	11	–	11
Other items	–	–	(3)	(8)	–	(11)
Excess cash contributions over pension expense	–	(8)	(8)	(4)	–	(20)
Share of results of significantly influenced companies	4	(20)	–	–	16	–
Other	–	1	(2)	–	–	(1)
	1	(21)	(12)	52	–	20
Changes in non-cash working capital:
Accounts receivable	3	25	43	(38)	–	33
Inventories	–	–	(2)	(4)	–	(6)
Prepaid expenses	–	–	–	1	–	1
Accounts payable, accrued charges and interest payable	–	(8)	12	17	–	21
	3	17	53	(24)	–	49
	4	(4)	41	28	–	69
Cash flows from investing activities:
Additions to fixed assets	–	–	(37)	(18)	–	(55)
Proceeds on land sales and other	–	–	17	–	–	17
Proceeds on sale of French mills	–	–	–	–	–	–
Other	–	4	(5)	(4)	–	(5)
	–	4	(25)	(22)	–	(43)
Cash flows from financing activities:
Change in operating bank loans	–	–	–	5	–	5
Cash held in trust	–	–	–	–	–	–
Increase in long-term debt	–	–	–	8	–	8
Repayments of long-term debt	(4)	–	–	(4)	–	(8)
Change in other long-term liabilities	–	(2)	–	1	–	(1)
Other	–	1	–	–	–	1
	(4)	(1)	–	10	–	5
Net increase (decrease) in cash and cash equivalents	–	(1)	16	16	–	31
Cash and cash equivalents, beginning of period	–	1	24	43	–	68
Cash and cash equivalents, end of period	$–	$–	$40	$59	$–	$99
Supplemental information:
Interest paid						$25
Income tax paid						$1

92 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS UNDER CANADIAN GAAP (CONTINUED)

Year ended September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$52	$45	$9	$99	$(153)	$52
Adjustments for:
Depreciation and amortization	–	–	43	13	–	56
Unrealized foreign exchange and other	–	1	–	(2)	–	(1)
Exchange loss (gain) on long-term debt	–	(19)	–	(8)	–	(27)
Future income tax expense (recovery)	–	15	(15)	(15)	–	(15)
Other items	–	19	6	(12)	–	13
Excess cash contributions over pension expense	–	(9)	(3)	(8)	–	(20)
Share of results of significanlty influenced companies	(52)	(101)	–	–	153	–
Other	–	(1)	(1)	2	–	–
	–	(50)	39	69	–	58
Changes in non-cash working capital:
Accounts receivable	4	97	(37)	(105)	–	(41)
Inventories	–	–	12	4	–	16
Prepaid expenses	–	–	5	–	–	5
Accounts payable, accrued charges and interest payable	–	(3)	34	9	–	40
	4	94	14	(92)	–	20
	4	44	53	(23)	–	78
Cash flows from investing activities:
Additions to fixed assets	–	–	(18)	(7)	–	(25)
Proceeds on land sales and other	–	3	2	2	–	7
Proceeds on sale of French mills	–	–	–	86	–	86
Other	–	–	2	(3)	–	(1)
	–	3	(14)	78	–	67
Cash flows from financing activities:
Change in operating bank loans	–	–	(96)	(21)	–	(117)
Cash held in trust	–	–	–	(6)	–	(6)
Increase in long-term debt	–	263	–	9	–	272
Repayments of long-term debt	(4)	(309)	–	(5)	–	(318)
Change in other long-term liabilities	–	–	1	1	–	2
Other	–	(14)	(3)	2	–	(15)
	(4)	(60)	(98)	(20)	–	(182)
Net increase (decrease) in cash and cash equivalents	–	(13)	(59)	35	–	(37)
Cash and cash equivalents, beginning of period	–	14	83	8	–	105
Cash and cash equivalents, end of period	$–	$1	$24	$43	$–	$68
Supplemental information:
Interest paid						$29
Income tax paid						$–

Tembec Financial Report 2011 93

Notes to Consolidated Financial Statements

18. SUBSEQUENT EVENTS

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant will result in a charge of $2 million that will be recorded in the Company’s December 2011 quarterly financial results.

On November 28, 2011, the Company announced that it had reached an agreement to sell its British Columbia sawmills and related forestry operations for proceeds of $60 million. The transaction is expected to close in the March 2012 quarter, at which time an estimated gain of $16 million will be recorded.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

94 Tembec Financial Report 2011

Directors

JAMES V. CONTINENZA (1) (4)
Chairman of the Board, Tembec Inc.

JAMES M. LOPEZ (3) (4)
President and Chief Executive Officer, Tembec Inc.

NORMAN M. BETTS (2)
Associate Professor, Faculty of Administration,
University of New Brunswick

JAMES E. BRUMM (1) (5)
Company Director

JAMES N. CHAPMAN (1) (4)
Company Director

MICHEL J. DUMAS (3)
Executive Vice President, Finance
and Chief Financial Officer

JACQUES LEDUC (2)
Company Director

PIERRE LORTIE (3)
Company Director

FRANCIS M . SCRICCO (1) (5)
Company Director

DAVID J. STEUART (3) (5)
Company Director

LORIE WAISBERG (2) (5)
Company Director	Officers

JAMES V. CONTINENZA
Chairman of the Board

JAMES M. LOPEZ
President and Chief Executive Officer

CHRIS BLACK
Executive Vice President,
President, Paper and High-Yield Pulp Group

MICHEL J. DUMAS
Executive Vice President, Finance and Chief Financial Officer

PATRICK LEBEL
Vice President,
General Counsel and Corporate Secretary

STEPHEN J. NORRIS
Treasurer

YVON PELLETIER
Executive Vice President,
President, Specialty Cellulose and Chemical Group

DENNIS ROUNSVILLE
Executive Vice President, President, Forest Products Group

RÉGINALD BASTIEN
Corporate Controller

(1)	Member of the Corporate Governance and Human Resources Committee
(2)	Member of the Audit Committee
(3)	Member of the Environment, Health and Safety Committee
(4)	Member of the Special Committee for Strategic Purposes
(5)	Member of the improvement Business Plan Committee

Tembec Financial Report 2011     95

Shareholder Information

STOCK EXCHANGE LISTING
The common shares and the warrants of Tembec Inc. are listed on the Toronto Stock Exchange under the symbols TMB and TMB.WT, respectively.

NUMBER OF SHARES
As at September 24, 2011, there were 100,000,000 Tembec common shares outstanding.

TRANSFER AGENT AND REGISTRAR
Our transfer agent, Computershare Trust Company of Canada, can assist you with a variety of shareholder related services, including changes of address and lost share certificates.

Computershare Trust Company of Canada
Customer Service
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
Canada
Tel.: 1-800-564-6253

ANNUAL GENERAL MEETING
The Annual General Meeting of Shareholders of Tembec Inc. will be held on Thursday, January 26, 2012, at 11:00 a.m., Eastern time, at:

Fairmont The Queen Elizabeth
Duluth/McKenzie Rooms
900 René-Lévesque Blvd West
Montreal, Quebec H3B 4A5
Canada
Tel.: 514-861-3511

An archived version of the webcast of the Annual General Meeting of Shareholders will be available on Tembec’s website after the Meeting.

Additional copies of the following documents and other
information can also be obtained at the above address or on
Tembec’s and SEDAR’s websites.
•   2011 Financial Report
•   Quarterly Reports
•   Management Information Circular
•   Annual Information Form

ADDITIONAL INFORMATION MAY BE OBTAINED FROM
Tembec Inc.
Communications and Public Affairs Department
10 chemin Gatineau
P.O. Box 5000
Temiscaming, Quebec J0Z 3R0
Canada
Tel.: 819-627-4387
Fax: 819-627-1178

Tembec files all mandatory information with Canadian securities regulatory authorities and this information is available from Tembec upon request.

HEAD OFFICE
Tembec Inc.
800 René-Lévesque Blvd. West
Suite 1050
Montreal, Quebec H3B 1X9
Canada
Tel.: 514-871-0137
Fax: 514-397-0896
www.tembec.com

CORPORATE OFFICE
Tembec Inc.
10 chemin Gatineau
P.O. Box 5000
Temiscaming, Quebec J0Z 3R0
Canada
Tel.: 819-627-4387
Fax: 819-627-1178
www.tembec.com

Pour obtenir un exemplaire de la version française du rapport financier, veuillez vous adresser au Service des communications et des affaires publiques.

www.tembec.com